Exhibit 99.3

COOLBRANDS ANNUAL REPORT 2006

T     A     B     L     E           O     F          C     O     N     T     E     N     T     S

pg1	•	Letter to the Shareholders
pg3	•	Management’s Discussion and Analysis
pg23	•	Auditors’ Report
pg24	•	Consolidated Financial Statements
pg28	•	Notes to Consolidated Financial Statements
pg55	•	Board of Directors and Officers
pg55	•	Corporate Information

COOLBRANDS ANNUAL REPORT 2006

Dear Fellow Shareholders:

Operating results

In Fiscal 2005, the Company began to report its financial results in U.S. Dollars and all amounts below, unless otherwise noted, are stated in U.S. Dollars.

For Fiscal 2006, net revenues from continuing operations decreased to $99,348,000, compared to $149,710,000 for Fiscal 2005, a 33.6% decrease. The net loss for Fiscal 2006 was $70,182,000 ($1.25 loss per share), compared to net loss of $74,070,000 ($1.32 loss per share) for Fiscal 2005.

The decrease in net revenues for Fiscal 2006 from continuing operations reflects the decrease in sales generated by the frozen dessert segment, which was partially offset by the decrease in trade promotion payments and slotting fees made to customers, which are treated as a reduction in revenues.

Gross profit percentage for Fiscal 2006 declined to (14.2) %, compared with 0.5% for Fiscal 2005. The decline in gross profit per-centage was primarily due to:

1.	The Company’s inability to cover fixed overhead costs in both its manufacturing and distribution operations due to the lack of production and sales; and

2.	The change in mix of frozen dessert products being sold in Fiscal 2006 with lower gross profit margins, compared with Fiscal 2005.

The Fiscal 2006 results were adversely effected by:

1.
The loss on impairment of goodwill of $3,500,000 incurred with respect to the frozen dessert segment to recognize the deterioration in value of the business as a result of the declining sales or the potential abandonment or termination of various licensing agreements.

2.	The loss on impairment relating to certain licenses not likely to continue, and related prepaid packaging and design costs totaling $3,609,000.

3.	The loss on impairment of $1,890,000 incurred with respect to property, plant and equipment currently in storage.

4.	The write-off of debt acquisition costs totaling $2,015,000 reflected in selling, general and administrative expenses.

5.
The loss generated by the Company’s majority owned subsidiary, Americana Foods Limited Partnership (“Americana Foods”),which totaled $23,542,000 net of minority interest, and which included the losses on impairment aggregating $11,150,000 relating to the reduction to estimated fair market value of accounts receivable ($1,500,000), inventory ($5,750,000), and property, plant and equipment ($3,900,000).

6.	The loss on impairment of $1,140,000 relating to deferred acquisition costs, prepaid royalties and net receivables from Americana Foods.

7.
The recording of a loss on impairment of goodwill associated with the yogurt segment. In Fiscal 2006, the Company began to market the yogurt segment for sale and on January 2, 2007, entered into a definitive agreement to sell the yogurt segment to an unaffiliated third party. An impairment of $5,428,000 was recorded to recognize the difference between the carrying value of the net assets of the yogurt segment and the fair value based upon the definitive agreement. The impairment was included in loss from discontinued operations in the Fiscal 2006 statement of operations.

Cash and working capital

Cash, investments and restricted cash decreased to $393,000 at August 31, 2006, compared to $41,562,000 at August 31, 2005. Working capital decreased to ($23,992,000) at August 31, 2006, compared to $28,477,000 at August 31, 2005. Our current ratio declined to 0.75 to 1.0 at August 31, 2006 from 1.2 to 1.0 at August 31, 2005. These changes in current assets and current liabili-ties are attributable primarily to the use of cash, investments and restricted cash to repay a portion of the outstanding indebtedness that existed at August 31, 2005, the classification of all bank indebtedness, which was in default at August 31, 2006 as current liabil-ities, and the decrease in accounts receivable and inventory due to the overall decline of the business, which was greater than the decrease to accounts payable and accrued liabilities.

COOLBRANDS ANNUAL REPORT 2006

Events Subsequent to August 31, 2006

On September 1, 2006, Eskimo Pie Corporation, a wholly owned subsidiary, entered into an asset purchase agreement with Denali New Berlin, LLC and Denali Ingredients, LLC to sell its Value America flavor and ingredients division, which comprised substantially all of our dairy components segment. The sale was consummated on September 14, 2006 for a price of $8,250,000, of which $7,500,000 was paid in cash and $750,000 was placed in escrow subject to collection of certain accounts receivable.

In October 2006, certain of the Company’s subsidiaries, as creditors of Americana Foods filed an Involuntary Petition of Bankruptcy against Americana Foods under Chapter 7 of the United States Federal Bankruptcy Code and Americana Foods ceased operations. On December 29, 2006, the U.S. bankruptcy court that is overseeing the bankruptcy of Americana Foods granted a motion to a third party for gross proceeds of US$20,000,000. These proceeds, together with funds received from collection of certain accounts receiv-able of Americana Foods, will be used by the trustee in bankruptcy of Americana Foods to settle Americana Foods’ outstanding lia-bilities. CoolBrands believes that it is likely that the net proceeds will be sufficient for Americana Foods to pay its secured lender, and as a result it is unlikely that CoolBrands will have to make any payment on account of the guarantee that CoolBrands had provided to the secured lender of Americana Foods. CoolBrands does not expect to receive any material amount of proceeds on account of its equity in Americana Foods.

On November 14, 2006, the Company announced that its wholly owned subsidiary, Eskimo Pie Frozen Distribution Inc. (EPFD) had entered into a definitive agreement to sell its direct store door (DSD) frozen distribution assets in Florida, California, Oregon and Washington for a net sale price of $5,736,000 to an unaffiliated third party. The transaction closed on November 17, 2006.

On January 24, 2007, the Company sold, through its subsidiaries Eskimo Pie Corporation and Integrated Brands Inc., their Eskimo Pie and Chipwich Brands and Real Fruit trademark, along with Eskimo Pie soft serve brands and related foodservice business seg-ment to Dreyer’s Grand Ice Cream Holdings, Inc. for a purchase price of approximately $18,925,000 (subject to adjustment), plus the assumption of approximately $1,000,000 of related liabilities. A portion of the net proceeds from the sale were used to repay the remaining debt owed to the Corporation’s bank.

On January 30, 2007, the Company announced the closing of the sale of its Yogurt Division to Lily Acquistion, LLC, an affiliate of Healthy Food Holdings. Lily acquired all of the issued and outstanding shares of common stock of CoolBrands Dairy, Inc., an indi-rect wholly owned subsidiary of the Company. On closing, the Company received $45,000,000 in cash (subject to a working capital adjustment), a $5,000,000 subordinated promissory note, repayable on the second anniversary of the closing date, accruing interest at 12.9% per annum, and a warrant to purchase common stock in a new entity created by the purchaser to facilitate the purchase transaction.

"Michael Serruya"
Michael Serruya

President and Chief Executive Officer

COOLBRANDS ANNUAL REPORT 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

(Amounts expressed in thousands of U.S. dollars, except per share data)

This management’s discussion and analysis (“MD&A”) addresses the results of operations and financial position of CoolBrands International Inc. (“CoolBrands” or the “Company”) for the fiscal year ended August 31, 2006 (“Fiscal 2006”), compared to the fiscal year ended August 31, 2005 (“Fiscal 2005”). This MD&A is dated January 26, 2007 and has been approved by the Board of Directors of CoolBrands on the recommendation of the Audit Committee.

This MD&A should be read in conjunction with the Company’s audited consolidated financial statements and the related notes, which may be accessed on the Internet at www.sedar.com. Additional information relating to the Company, including the Company’s Annual Information Form, can also be accessed on the SEDAR website.

Unless otherwise indicated, all financial information herein is prepared in accordance with United States generally accepted account-ing principles and all dollar amounts referred to herein are in thousands of United States dollars, except per share data.

The information in this document contains certain forward-looking statements with respect to CoolBrands International Inc., its sub-sidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "estimate", "contemplate", "target", "plan", "budget" "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, busi-ness, economic, competitive and other risks, uncer tainties and other factors affecting CoolBrands specifically or its industry general-ly that could cause actual performance, achievements and financial results to differ materially from those contemplated by the for-ward-looking statements. These risks and uncertainties include the Company’s ability to sell certain assets and businesses to gen-erate necessary liquidity; the Company’s decision to sell the remaining assets or try to rebuild the business; the Company’s ability to generate adequate gross margins from its remaining businesses, if related; the tastes and preferences of the global retail consumer of CoolBrands’ products; the ability of CoolBrands to be competitive in the highly competitive U.S. market for frozen dessert, fluctua-tions in consumption of CoolBrands’ products and services as a result the seasonal nature of the frozen dessert industry; the ability of CoolBrands to retain or acquire shelf space for its products in supermarkets, club stores and convenience stores; the ability of CoolBrands to effectively manage the risks inherent with mergers and acquisitions; the effect on foreign operations of political, eco-nomic and regulatory risks; currency risk exposure; the ability to recruit and retain qualified employees; changes in prices for raw materials; the ability of CoolBrands to pass on cost increases resulting from inflation and other risks described from time to time in publicly filed disclosure documents of CoolBrands and its subsidiaries and affiliates. In view of these uncertainties the Company cau-tions readers not to place undue reliance on these forward-looking statements. CoolBrands disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

Overview

For Fiscal 2006, CoolBrands incurred a net loss of ($70,182), of which ($63,620) was from continuing operations and ($6,562) was from discontinued operations.

Additionally, as of August 31, 2005, the Company had approximately $60,962 of debt outstanding, of which $52,714 was classified as current liabilities.

In the first quarter of Fiscal 2006, the Company extended the maturity dates of all of the credit facilities otherwise due, and reached an agreement with the lender to waive defaults attributable to financial performance.

During the first quarter of Fiscal 2006, the decision was made to sell certain of the Company’s businesses to generate liquidity. In December 2005, CoolBrands sold certain assets relating to its franchising business for proceeds totaling $8,000 to Aaron Serruya, a former officer of the Company, who is a director of the Company and the brother of Michael Serruya, the Chief Executive Officer and member of the Board of Directors of the Company. The proceeds were used to repay a portion of existing debt.

On April 21, 2006, the Company refinanced its existing debt by entering into the following:

1.	a $48,000 senior secured revolving credit facility (the “Corporate Credit Facility”); and

2.
a $25,500 senior secured revolving credit facility consisting of an $8,000 senior secured revolving credit facility and $17,500 of term loans, in which Americana Foods Limited Partnership (“Americana Foods”), which is owned 50.1% by the Company, was the borrower (together the “Americana Credit Facility”).

COOLBRANDS ANNUAL REPORT 2006

The proceeds from the borrowings were used to retire all then existing debt.

However, despite contributions from the yogurt business acquired in March 2005, the Company continued to incur significant losses in Fiscal 2006 and the Company was in default under the financial covenants at May 31, 2006 and August 31, 2006 with respect to the Corporate Credit Facility and the Americana Credit Facility. During Fiscal 2006, the Board of Directors of the Company approved the active marketing of certain of its business lines for sale, including Eskimo Pie Frozen Distribution, Inc. (“EPFD”), the direct store door business and a component of its frozen dessert segment, Value America, substantially all of its dairy components segment, and CoolBrands Dairy, Inc. (“CBD”), its yogurt segment, to generate cash and reduce debt.

In September 2006, the Company completed the sale of its Value America division, which represented substantially all of the dairy components segment, to an unaffiliated third party and in November 2006, CoolBrands consummated the sale of substantially all of EPFD to an unaffiliated third party.

In October 2006, certain of the Company’s subsidiaries, as creditors of Americana Foods, filed an involuntary petition of Bankruptcy against Americana Foods under Chapter 7 of the Federal Bankruptcy Code and Americana Foods ceased operations.

On January 2, 2007, the Company entered into a definitive agreement to sell CBD, which includes the yogurt business acquired from Kraft Inc. in 2005, to an unaffiliated third party. If the CBD sale is consummated because of the sale described below, the company’s remaining operations will be composed primarily of Whole Fruit Sorbet, Fruit-a-Freeze and certain other low volume licensed prod-ucts.

On January 24, 2007, the Company sold, through its subsidiaries Eskimo Pie Corporation and Integrated Brands Inc., their Eskimo Pie and Chipwich Brands and Real Fruit trademark, along with the foodservice business segment, including the related Eskimo Pie and soft serve product line, to Dreyer’s Grand Ice Cream Inc., an indirect subsidiary of Nestlé S.A. for a purchase price of approxi-mately $18,925. The purchase price includes approximately $4,000 in inventory and accounts receivables. Dreyer’s will also assume related liabilities in the amount of approximately $1,000. A portion of the proceeds were utilized to pay off the Corporate Credit Facility.

For Fiscal 2005, CoolBrands incurred a net loss of $(74,070) which was primarily attributable to:

1.	the non-cash provisions for impairment totaling $55,525 relating to goodwill and intangible assets of its frozen dessert and franchising segments; and

2.
the loss of Weight Watchers Smart Ones brand products and the decline in other frozen dessert brands, which were par-tially offset by sales of the Breyers Yogurt business acquired in March 2005, and a change in its arrangement with Dreyer’s Grand Ice Cream Holdings, Inc. (“Dreyer’s”).

Business strategy

Historically, CoolBrands has manufactured and distributed ice cream, sorbet, frozen yogurt and other frozen dairy-based snacks and fresh yogurt.The Company’s line of ice cream and frozen dessert products is marketed throughout the United States and select mar-kets in Canada. The “Breyers Yogurt” line of refrigerated yogurt products is marketed primarily in the eastern United States. The Company also manufactures and/or distributes frozen and refrigerated products for other companies (the “Partner Brands”). Americana Foods, which manufactured 45% of the products purchased by the Company for sale and distribution (at cost), generat-ed significant losses in Fiscal 2006 and ceased operations in October 2006, as described above. Additionally, CBD, which includes the Breyers Yogurt line, was being marketed for sale at August 31, 2006, and a definitive agreement was reached to sell CBD on January 2, 2007.

The Company’s marketing strategy has been based on its belief that superior brand image can be combined with high quality and product innovation to develop products in the refrigerated and frozen snack food categories that will earn consumers’ loyalty and deliv-er attractive margins and long-term revenue growth to the Company, and that brand licensing arrangements can help reduce costs, accelerate growth and maximize opportunities for success in building significant market share for its products. However, due to the continued losses and the resulting lack of liquidity, the Company began selling certain of its businesses and assets, as previously dis-cussed. There is no assurance that the remaining brands will be profitable and there can be no assurance that the Company may develop or purchase new brands in the future.

COOLBRANDS ANNUAL REPORT 2006

Brand portfolio

The Company’s brands include or have included, among others, the following:

Breyers Yogurt. America’s second leading brand for “fruit-on-the-bottom” yogurt, with a strong heritage of high quality, all natural dairy products. This brand, which the Company acquired from Kraft Foods in March 2005, is manufactured and distributed under license from Unilever. The Company’s yogurt portfolio also includes the “Crème Savers Yogurt” product line manufactured and sold under license from Wm.Wrigley Jr. Company. During Fiscal 2006, management made the decision to sell the Company’s yogurt busi-ness segment, and on January 2, 2007, entered into a definitive agreement to sell CBD to an unaffiliated party. The assets and lia-bilities of the yogurt business segment have been included as assets and liabilities of discontinued operations held for sale on the consolidated balance sheets as of August 31, 2006 and 2005, the components of operating results have been included in net loss from discontinued operations, and the components of the net cash flows have been classified to net cash flows from discontinued operations for the years then ended.

Eskimo Pie. The original chocolate-coated ice cream bar, invented in 1921 and still one of the nation’s best known ice cream snack brands. Eskimo Pie comes in regular and no-sugar-added varieties, and have proven especially popular with diabetic consumers. The Company acquired the Eskimo Pie brand when it acquired Eskimo Pie Corporation in October 2000. On January 24, 2007, the Company sold the Eskimo Pie trademark.

Chipwich. The chocolate chip cookie ice cream sandwich that created the premium frozen snack category, Chipwich was acquired in July 2002. In December 2006, the Company entered into discussions to sell the Chipwich licenses and business to an unaffiliat-ed third party. On January 24, 2007, the Company sold the Chipwich trademark.

Whole Fruit Sorbet. The leading brand nationwide for all natural fruit sorbet sold in pint sized containers, Whole Fruit Sorbet was acquired from Dreyer’s in July 2003.

Godiva Ice Cream. The Company acquired the license rights to the Godiva trademark for ice cream from Dreyer’s in July 2003 and manufactured and distributed Godiva Ice Cream in pints and ice cream bars under license from Godiva Chocolatier, Inc. The Company is currently in default of this license agreement.

No Pudge! Frozen Snacks.In Fiscal 2005, the Company introduced its “No Pudge!” line of low fat frozen snacks under license from No Pudge! Foods, Inc., marketers of the popular low fat brownie mix.

Tropicana Fruit Bars.Since 1997, the Company has manufactured and distributed Tropicana fruit bars under license from Tropicana Products, Inc.

Snapple On Ice Pops.In Fiscal 2005, the Company introduced its “Snapple On Ice” line of frozen juice pops, under license from Snapple Beverage Corp.

Crayola Color Pops. In Fiscal 2005, the Company introduced its “Crayola Color Pops” line of frozen snacks, under license from Binney & Smith Properties, Inc. The Company is currently in default of this license agreement.

Disney.In Fiscal 2006, the Company introduced its “Disney” line of ice cream snacks, under license from Walt Disney, Inc.

Historically, the Company has pursued acquisitions and new brand licensing partnerships in an effort to keep pace with rapid changes in consumer preferences and new trends in the snack food industry. During 2002, the Company acquired Chipwich and Fruit-a-Freeze. During 2003, the Company acquired three super-premium brands from Dreyer’s Grand Ice Cream: Dreamery Ice Cream, Whole Fruit Sorbet and the license for Godiva Ice Cream. During 2004, as low-carb dieting became a powerful force throughout the food industry, the Company entered into a license with Atkins Nutritionals, Inc. to manufacture, sell and distribute Atkins Endulge super premium ice cream products for carb-conscious consumers. This license enabled the Company to realize significant revenue and earnings growth in Fiscal 2004. However, in Fiscal 2005 the rapid decline in low-carb dieting led to a similarly rapid decline in the Company sales of Atkins Endulge Ice Cream. In July 2004, the Company learned that its license for Weight Watchers Smart Ones would not be extended beyond September 28, 2004, on which date the Company’s license would expire, subject to a negoti-ated nine-month period ended May 1, 2005 to sell off and balance out inventories. Primarily due to the decline in Atkins Endulge sales and the loss of Weight Watchers Smart Ones from the Company portfolio, the Company experienced significant erosion of its sales and market share in Fiscal 2005, which was only partially offset by several new product introductions, specifically the No Pudge!, Snapple On Ice and Crayola Color Pops.

In Fiscal 2005, the Company attempted to add diversity to its brand portfolio through the acquisition, by the Company’s subsidiary CBD, of Breyers Yogurt from Kraft Foods, Inc. in March 2005. The Breyers brand gave the Company an established position in the market for refrigerated yogurt, and a platform for future brand development in the refrigerated snack foods category, via our license-based strategy. However, the Company continued to generate losses across substantially all product lines in the frozen dessert seg-ment and in Fiscal 2006, the Company’s Board of Directors made a decision to sell the yogurt business segment.

COOLBRANDS ANNUAL REPORT 2006

Distribution channels

The Company’s products are offered for sale in a diverse range of retail outlets, including supermarkets, mass merchants, drug stores, convenience stores and club stores, as well as foodservice outlets, such as restaurants, cafeterias, theme parks and ice cream par-lors.

The Company distributes its products primarily by direct shipment to supermarket owned warehouses, independent distributors and foodservice broad-line distributors. In addition, the Company has operated a proprietary direct-store-distribution (“DSD”) system that services all distribution channels in selected U.S. markets, including out-of-home accounts such as convenience stores, drug stores and gas station food marts. The Company has also provided distribution services through its DSD system for Partner Brands.

During Fiscal 2006, the Company committed to selling EPFD, its DSD business, which was included in the frozen dessert segment, and CBD (the yogurt segment). Each of these businesses was accounted for as discontinued operations in the financial statements as of and for the years ended August 31, 2006 and 2005.

In Fiscal 2005, the Company increased its penetration of the out-of-home (or “impulse”) channel by introducing a complete line of sin-gle-serve frozen snacks under its proprietary brands, primarily Eskimo Pie. Also in Fiscal 2005, the Company refocused its DSD oper-ations in the western states of the U.S. (California, Oregon and Washington) to reduce supermarket distribution operations in those markets in favor of increased focus on the impulse channel.

Manufacturing operations

During Fiscal 2006 and Fiscal 2005, the Company manufactured its frozen products primarily at Americana Foods in Dallas, Texas, its 50.1% owned subsidiary. Americana Foods produced a diverse range of soft serve mixes, packaged ice cream, frozen snacks and other similar products. The Company originally invested in Americana Foods in 2002 to gain more control over the manufacturing process and to vertically integrate its business. However, Americana Foods continued to generate significant losses in Fiscal 2005 and Fiscal 2006, and in October 2006 due to continuing defaults under various financial covenants, the lender demanded full repay-ment of amounts outstanding, and certain Company subsidiaries, as creditors of Americana Foods, filed an involuntary petition of bankruptcy under Chapter 7 of the Federal Bankruptcy Code against Americana Foods and Americana Foods ceased operations. During Fiscal 2006, Americana Foods accounted for 45% of the products purchased at cost by its frozen dessert and foodservice segments for sale and distribution.

The Company manufactures its refrigerated yogurt products at its 100% owned subsidiary CBD in North Lawrence, New York. As dis-cussed above, CBD was being marketed for sale by the Company as of August 31, 2006, and on January 2, 2007, the Company entered into a definitive agreement to sell CBD to an unaffiliated third party.

Americana Foods and CBD also manufactured products for Partner Brands.

The Company’s dairy components segment manufactured and sold a full line of quality flavours, chocolate coatings, fudge sauces, powders for chocolate milk, eggnog bases and other ingredients. On September 14, 2006 the Company sold substantially all of its dairy components segment, which included Value America. The gross proceeds from the sale were approximately $8.2 million.

After the closure of Americana Foods and the sale of CBD, the Company anticipates that the Company’s remaining products will be produced in Russellville, Arkansas at its Eskimo Pie Foodservice facility and its Norwalk, California Fruit-A-Freeze plant. The Company also contracts with other companies to manufacture certain of its frozen products.

Overall performance

For Fiscal 2006, net revenues from continuing operations decreased to $99,348, compared to $149,710 for Fiscal 2005, a 33.6% decrease. The net loss for Fiscal 2006 was ($70,182) (($1.25) basic and diluted loss per share), compared to net loss of ($74,070) (($1.32) basic and diluted earnings per share) for Fiscal 2005.

The decrease in net revenues for Fiscal 2006 from continuing operations reflects the decrease in sales generated by the frozen dessert segment, which was partially offset by the decrease in trade promotion payments and slotting fees made to customers, which are treated as a reduction in revenues, and the elimination of drayage income (which is earned by EPFD and reclassed to discontin-ued operations). In Fiscal 2006, net sales declined by 32.2% to $96,936, as compared with $142,873 for Fiscal 2005.

COOLBRANDS ANNUAL REPORT 2006

The decline in sales came from many of the Company’s frozen dessert brands, but was partially offset by sales of new products intro-duced in 2006.

Gross profit percentage for Fiscal 2006 declined to (14.2)%, compared with 0.5% for Fiscal 2005. Gross profit percentage for the peri-ods presented has been calculated by dividing gross profit margin by net sales. Gross profit margin is calculated by subtracting cost of goods sold from net sales. The decline in gross profit percentage was primarily due to:

1.	The Company’s inability to cover fixed overhead costs in both its manufacturing and distribution operations due to the lack of production and sales; and

2.	The change in mix of frozen dessert products being sold in Fiscal 2006 with lower gross profit margins, compared with Fiscal 2005.

The Fiscal 2006 results were adversely effected by:

1.
The loss on impairment of goodwill of $3,500 incurred with respect to the frozen dessert segment to recognize the deterioration in value of the business as a result of the declining sales or the potential abandonment or termination of various licensing agreements, as previously discussed.

2.	The loss on impairment relating to certain licenses not likely to continue, and related prepaid packaging and design costs totaling $3,609.

3. The loss on impairment of $1,890 incurred with respect to property, plant and equipment currently in storage.

4.	The write-off of debt acquisition costs totaling $2,015 reflected in selling, general and administrative expenses.

5.	The loss on impairment of $1,140 relating to deferred acquisition costs, prepaid royalties and net receivables from Americana Foods.

6.
The loss generated by the Company’s majority owned subsidiary, Americana Foods, which totaled $23,542, net of minority interest, and which included the losses on impairment aggregating $11,150 relating to the reduction to estimated fair market value of accounts receivable ($1,500), inventory ($5,750), and property, plant and equipment ($3,900).

7.
The recording of a loss on impairment of goodwill associated with the yogurt segment. In Fiscal 2006, the Company began to market the yogurt segment for sale and on January 2, 2007, entered into a definitive agreement to sell the yogurt segment to an unaffiliated third party. An impairment of $5,428 was recorded to recognize the difference between the carrying value of the net assets of the yogurt segment and the fair value based upon the definitive agreement. The impairment was included in loss from discontinued operations in the Fiscal 2006 statement of operations.

The Fiscal 2005 year results were adversely affected by the non-cash pre-tax asset impairment charge of $51,141, which resulted from the impairment of goodwill and intangible assets related to its frozen dessert segment. Additionally the Company recognized a loss on impairment of $4,384 with respect to its franchising and licensing segment which was included in discontinued operations in Fiscal 2005.

Cash and working capital

Cash, investments and restricted cash decreased to $393 at August 31, 2006, compared to $41,562 at August 31, 2005. Working capital decreased to $(23,992) at August 31, 2006, compared to $28,477 at August 31, 2005. The Company’s current ratio declined to 0.75 to 1.0 at August 31, 2006 from 1.2 to 1.0 at August 31, 2005. These changes in current assets and current liabilities are attrib-utable primarily to the use of cash investments and restricted cash to repay a portion of the outstanding indebtedness that existed at August 31, 2005, the classification of all bank indebtedness, which was in default at August 31, 2006 as current liabilities, and the decrease in accounts receivable and inventory due to the overall decline of the business, which was greater than the decrease to accounts payable and accrued liabilities. Because the Company had a negative working capital position and the business continues to decline, the Company may not be able to continue as a going concern without the consummation of the sale of assets and or busi-nesses. On January 24, 2007, the Company sold, through its subsidiaries Eskimo Pie Corporation and Integrated Brands Inc., their Eskimo Pie and Chipwich Brands and Real Fruit trademark, along with Eskimo Pie soft serve brands and related foodservice busi-ness segment to Dreyer’s Grand Ice Cream Holdings, Inc. (“Dreyer’s”), and utilized a portion of the proceeds to repay the amounts outstanding under the Corporate Credit Facility. (See “Overview” and “Discontinued operations.”)

COOLBRANDS ANNUAL REPORT 2006

Selected annual information

The following chart shows selected annual information for the two most recently completed fiscal years.

	Year ended August 31,
	2006	2005
Total net revenues from continuing operations	$99,348	$149,710
Net loss from continuing operations	(63,620)	(69,016)
Gain on sale of discontinued operations	410	-
Net loss from discontinued operations	(6,972)	(5,054)
Discontinued operations	(6,562)	(5,054)
Net loss	(70,182)	(74,070)
Loss per share from continuing operations:
Basic and Diluted	(1.13)	(1.23)
Loss per share from discontinued operations:
Basic and Diluted	(0.12)	(0.09)
Loss per share:
Basic and Diluted	(1.25)	(1.32)
Total assets	160,548	297,845
Total long-term debt(1)	-	8,248

(1) The Company was in default under both the Corporate Credit Facility and the Americana Credit Facility and accordingly, the bal-ance of the debt which was $10,077 and $23,501, respectively, was included in current liabilities as of August 31, 2006. (See Note 12 “Long-term debt” in the financial statements and “Liquidity” and “Capital resources” for a further discussion.)

CoolBrands’ decline in total net revenues during Fiscal 2006 reflects the decrease of net sales of $45,937 or 32.2% compared to Fiscal 2005 and reflects decreases primarily from the frozen dessert segment. Other income decreased from $6,837 in Fiscal 2005 to $2,412 in Fiscal 2006. The principal component was franchise and licensing fees, which decreased from $3,103 to $982 due to the expiration in December 2005, in accordance with its terms, of the Whole Fruit license granted to Dreyers. Accordingly only four months of licensing fee income is recorded in Fiscal 2006 as compared to twelve months for Fiscal 2005. There was also a $1,000 decrease in merchandising credit from Dreyers due to a decrease in sales volume and therefore a decrease in the related credit for those sales.

CoolBrands’ net loss in Fiscal 2006 was primarily due to the decline in net sales in the frozen dessert product lines and the resulting decrease in gross profit dollars, the continued losses generated by Americana Foods, and provisions for impairment recorded to rec-ognize the loss of value of certain assets. Additionally, the Company recognized a loss from discontinued operations of $6,972 in Fiscal 2006 which was partially offset by a gain on disposition of discontinued operations of $410. A significant portion of the loss from discontinued operations was the loss on impairment with respect to CoolBrands Dairy which was determined based upon the third party offer for the business.

CoolBrands’ net loss in Fiscal 2005 was primarily due to the substantial decline in net sales due to the loss of the Weight Watchers Smart Ones license agreement, the decline in net sales of the Atkins Endulge and other frozen dessert product lines, the resulting decrease in gross profit dollars, the $25,627 decline in drayage and other income (which was generated by Eskimo Pie Frozen Distribution and reclassified to net loss from discontinued operations), and the asset impairment charge of $55,525, of which $51,141 was included in continuing operations, and $4,384 was included in the loss from discontinued operations for Fiscal 2005.

Comparison of Fiscal 2006 and Fiscal 2005

In Fiscal 2006 and Fiscal 2005, the Company managed its business based on five industry segments: frozen dessert, yogurt, food-service, dairy components, and franchising and licensing, including company owned stores. In December 2005, the Company sold the assets, net of certain liabilities, of its franchising and licensing (including company owned stores) segment. The assets and liabil-ities of the franchising and licensing segment have been classified as assets and liabilities held for sale on the consolidated balance sheet as of August 31, 2005, the components of their operating results have been included in net loss from discontinued operations on the consolidated statements of operations, and the components of net cash flows have been classified as net cash flows fromdis-continued operations for Fiscal 2006 and Fiscal 2005. The Company recorded a gain on disposition of the franchising segment of $410 in Fiscal 2006. Additionally, during Fiscal 2006, the Company began to actively market for sale its Value America division, which represents substantially all of the Company’s dairy components segment, EPFD, which represents a portion of the Company’s frozen dessert segment, and CoolBrands Dairy, Inc, which is the Company’s yogurt segment. Accordingly, the assets and liabilities of each of these segment components have been classified as assets and liabilities of discontinued operations held for sale on the consoli-dated balance sheets as of August 31, 2006 and 2005, the components of their operating results have been included in net loss from discontinued operations on the consolidated statements of operations, and the components of net cash flows have been classified as net cash flows from discontinued operations for the years then ended.

COOLBRANDS ANNUAL REPORT 2006

Net sales

Net sales for each segment are summarized in the following table:

	Year Ended August 31,
			Percentage of Net Sales
	2006	2005	2006	2005
Frozen dessert	$76,035	$271,086	78.4	74.3
Yogurt		44,007		12.1
Foodservice	20,901	17,736	21.6	4.9
Dairy components		19,538		5.3
Franchising and licensing		12,319		3.4
Total, as originally reported	96,936	364,686	100.0	100.0
Less amounts reclassified to net loss from discontinued operations:
Frozen dessert		147,718
Yogurt		44,007
Dairy components		17,769
Franchising and licensing		12,319
		221,813
Net sales from continuing operations	96,936	142,873
Pro forma adjustment reclassifying Americana
Foods to discontinued operations	50,745	62,357
Pro forma total	$46,191	$80,519

The decrease in net sales for Fiscal 2006 in the frozen dessert segment came from a substantial number of the Company’s frozen dessert brands partially offset by generally modest sales of products introduced in Fiscal 2006. In connection with the settlement of the Weight Watchers litigation, CoolBrands agreed to discontinue the sale of all Weight Watchers products on May 1, 2005, in Mid-Fiscal 2005, approximately five months sooner than required by the Weight Watchers License Agreement.

Other income

Other income decreased from $6,837 in Fiscal 2005 to $2,412 in Fiscal 2006. The principal component was franchise and licensing fees, which decreased from $3,103 to $982 due to the expiration in December 2005, in accordance with its terms, of the Whole Fruit license with Dreyers. Accordingly only four months of licensing fee income is recorded in Fiscal 2006 as compared to twelve months for Fiscal 2005. There was also a $1,000 decrease in merchandising credit from Dreyers due to a decrease in sales volume and therefore a decrease in the related credit for those sales.

COOLBRANDS ANNUAL REPORT 2006

Gross profit margin

Gross profit percentage for the periods presented has been calculated by dividing gross profit margin by net sales. Gross profit margin is calculated by subtracting cost of goods sold from net sales. The following table presents the gross profit margin dollars and gross profit percentage for our segments:

	Year Ended August 31,
			Percentage of sales
	2006	2005	2006	2005
Frozen dessert	$(16,829)	$(15,488)	(22.1)	(5.7)
Yogurt		7,369		16.7
Foodservice	3,047	3,626	14.6	20.4
Dairy components		4,287		21.9
Franchising and licensing		3,224		2.6
Total, as originally reported	(13,782)	3,018	(14.2)	0.8
Less amounts reclassified to net loss from discontinued operations:
Frozen dessert		(12,141)
Yogurt		7,369
Dairy components		3,874
Franchising and licensing		3,224
	-	2,326
Gross profit from continuing operations	(13,782)	692

Pro forma adjustment reclassifying Americana Foods to discontinued operations	(10,549)	(484)
Pro forma total	$(3,233)	$1,176

Gross profit dollars, with respect to continuing operations, declined to ($13,782) in Fiscal 2006, compared to $692 in Fiscal 2005 primarily due to the decline in gross profit dollars in the frozen dessert segment; $10,549 of this negative gross profit margin in Fiscal 2006 was generated by the operations of Americana Foods. The decline in gross profit dollars in the frozen dessert segment resulted from the decline in sales in Fiscal 2006, compared to Fiscal 2005, and its inability to cover fixed overhead costs in both its manufacturing (principally Americana Foods) and distribution operations due to the lack of production and sales. In Fiscal 2005, gross profit dollars in the frozen dessert segment were adversely affected by the write down of $12,723 of obsolete and slow moving finished goods inventories, packaging, ingredients and finished goods inventories which could not be used or sold resulting from the settlement of the Weight Watchers litigation and the estimated impact on packaging which will not be used due to a new labeling law which became effective January 1, 2006.

Gross profit percentage for Fiscal 2006 from continuing operations declined to (14.2)%, compared with 0.5% for Fiscal 2005. Gross profit percentage for the periods presented has been calculated by dividing gross profit margin by net sales. Gross profit margin is calculated by subtracting cost of goods sold from net sales. The decline in gross profit percentage was primarily due to:

1.
The write down of obsolete and slow moving finished goods inventories, packaging, and ingredients. This write down amounted to $12,723 in Fiscal 2005 and was the result of a settlement of litigation with Weight Watchers International, a new labeling law which will become effective January 1, 2006, and a provision for slow moving inventories due to changes in consumer preferences. A new labeling law effective January 1, 2006 required new disclosure of trans fat information in the nutrition facts statement on all of its frozen dessert segment packaging used in production after January 1, 2006. In connection with this required disclosure, the Company estimated that its had on hand approximately $1,000 of packaging that the Company would not consume in production prior to January 1, 2006. As a result, the Company recognized a $1,000 write down; and

2.	The Company’s inability to cover fixed overhead costs in both its manufacturing and distribution operations due to the lack of production and sales; and

3.	The change in mix of frozen dessert products being sold in Fiscal 2006 with lower gross profit margins, compared with Fiscal 2005.

COOLBRANDS ANNUAL REPORT 2006

Selling, general and administrative expenses

Selling, general and administrative expenses are summarized by industry segment in the following table:

	Year Ended August 31,
	Percentage of Sales
	2006	2005	2006	2005
Frozen dessert	$32,547	$38,818	42.8	14.3
Yogurt		4,993		11.4
Foodservice	1,737	1,486	8.3	8.4
Dairy components		1,694		8.7
Franchising and licensing		5,109		41.5
Corporate (including stock-based compensation expense)	5,817	1,990
Total, as originally reported	40,101	54,090	41.4	14.8
Less amounts reclassified to net loss from discontinued operations:
Frozen dessert		4,879
Yogurt		4,993
Dairy components		1,579
Franchising and licensing		5,109
		16,560
Selling, general and administrative expenses of continuing operations:	40,101	37,530
Pro forma adjustment reclassifying Americana Foods to discontinued operations	5,574	3,938
Pro forma total	$34,527	$33,592

Selling, general and administrative expenses increased by $2,571 from $37,530 in Fiscal 2005 to $40,101 in Fiscal 2006 due prima-rily to the amortization and eventual write off of certain debt acquisition costs of $2,015 in Fiscal 2006 relating to the refinancing that occurred in Fiscal 2006, the write off of certain organization costs of Americana Foods aggregating $840, the write off of prepaid expenses at Americana Foods of $219, and the increased payroll and consulting expenses incurred in information technology, par-tially offset by a reduction in stock-based compensation expense aggregating $1,475. The frozen dessert segment’s selling, gener-al and administrative expenses were adversely impacted in Fiscal 2005 by approximately $2,358, which represented the write-off of deferred package design costs, primarily related to Weight Watchers, and the write-off of certain license agreements with General Mills. On a percentage basis, selling, general and administrative expenses from continuing operations were 41.4% in Fiscal 2006, compared to 26.3% in Fiscal 2005.

Interest expense

Interest expense from continuing operations was $2,000 in Fiscal 2006, compared with $1,687 for Fiscal 2005. Included in such amounts is interest expense of $1,599 and $1,079 incurred in Fiscal 2006 and Fiscal 2005, respectively, with respect to the Americana Foods, which ceased operations in October 2006. Excluded from those amounts were interest expense of $2,197 and $891 incurred in Fiscal 2006 and Fiscal 2005, respectively, with respect to the acquisition of the Breyers yogurt business acquired on March 25, 2005, which was included in the net loss from discontinued operations in the respective periods.

Asset impairment

The Company is required to conduct an annual review of goodwill and non-amortizable intangible assets for potential impairment. Goodwill is tested for impairment using a two step process that begins with an estimation of the fair value of each reporting unit. The fair value of each reporting unit is determined using a combination of valuation approaches including an approach consisting of dis-counted cash flow analysis, and a market multiple approach. The fair value of the reporting unit is compared to its carrying value. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the differ-ence between the carrying value and implied fair value of goodwill. Impairment testing for non-amortizable intangible assets requires a comparison between fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value.

During Fiscal 2006 and Fiscal 2005, the Company completed an annual review of goodwill and intangible assets. In the fourth quar-ter Fiscal 2006, the Company recorded a loss on impairment of $3,500 with respect to the goodwill associated with the frozen dessert segment to recognize deterioration of the business as the result of the abandonment or termination of various licensing agreements.

COOLBRANDS ANNUAL REPORT 2006

Additionally, in Fiscal 2006, the Company recognized a provision for impairment of goodwill of $5,428 with respect to the yogurt seg-ment to recognize the difference between the carrying value of the net assets of the yogurt segment and the net realizable value of the yogurt segment based upon the definitive sales agreement. The provision for impairment with respect to the yogurt segment was included in net loss from discontinued operations on the statement of operations for Fiscal 2006.

Additionally, the Company recognized the following impairment based upon its annual review of goodwill, intangible and long-lived assets in Fiscal 2005. In Fiscal 2005, the Company recorded a loss on impairment of goodwill of $48,701 with respect to its frozen dessert segment and a loss on impairment of intangible assets of $1,401 was also recognized in its frozen dessert segment. These impairment charges are the result of the loss of Weight Watchers licensing agreement, as well as declining sales of the Atkins and our base business product lines and the resulting decline in cash flows. Also, this review resulted in a goodwill and intangible asset impairment charge related to the Company’s franchise and licensing segment of $4,940. Significant assumptions used in measuring the impairments included the timing and the amount of estimated future cash flows for reporting units and intangible assets, and where applicable, an analysis of guideline transaction market multiples.

During the fourth quarter of Fiscal 2006, based upon market analysis and other third party information, the Company provided a loss on impairment of $1,890 with respect to property, plant and equipment. In the fourth quarter of Fiscal 2005, the Company wrote-off certain company-owned store leasehold improvements and equipment related to the Company’s franchise and licensing segment of $483.

In connection with the bankruptcy filing of Americana Foods, the Company recognized losses on impairment of $11,150 relating to the estimated fair market value of accounts receivable ($1,500), inventory ($5,750) and property, plant and equipment ($3,900) real-izable from the bankruptcy proceedings.

Recovery of income taxes

The effective tax benefit rate was (14.6)% in Fiscal 2006 and (10.2)% in Fiscal 2005. The effective tax benefit rate for Fiscal 2006 reflects the maximum recovery of income taxes that the Company is entitled to based upon the carryback rules. The effective tax rate differs from the Canadian Federal/Provincial Statutory Rate primarily due to permanent differences related to the non-deductible goodwill impairment charges recognized in Fiscal 2005, a valuation allowance established in Fiscal 2005, and due to its operations in foreign countries with lower effective tax rates. Future effective tax rates could be adversely affected by earnings being lower than anticipated in countries that have lower statutory rates or changes in the valuation of its future income tax assets or liabilities.

Discontinued operations

Effective December 23, 2005, the Company sold substantially all of its franchising and licensing segment to International Franchise Corp. for a cash consideration of $8,000. International Franchise Corp. is a company controlled by Mr. Aaron Serruya, a director of CoolBrands and the senior executive who was responsible for the franchising division at CoolBrands. Mr. Serruya resigned as Executive Vice President of CoolBrands as a result of this transaction, but continues as a Director. The sale transaction was reviewed and unanimously recommended to the Board of Directors of CoolBrands by a committee of independent Directors of CoolBrands, and was unanimously approved by the Board of Directors of CoolBrands.

During Fiscal 2006, the Company’s Board of Directors approved the decision to sell its Value America division, substantially all of its dairy component segment, Eskimo Pie Frozen Distribution, part of its frozen dessert segment, and CoolBrands Dairy, its yogurt seg-ment, and the Company began to actively market those businesses.

On September 1, 2006, Eskimo Pie Corporation, a wholly owned subsidiary, entered into an asset purchase agreement with Denali New Berlin, LLC and Denali Ingredients, LLC to sell its Value America flavor and ingredients division, which comprised substantially all of its dairy components segment. The sale was consummated September 14, 2006 for a price of $8,250, which exceeded the car-rying value of the assets sold, of which $7,500 was paid in cash and $750 was placed in escrow subject to collection of certain accounts receivable. The Company classified the assets and liabilities of Value America as assets and liabilities held for sale of dis-continued operations on the balance sheet as of August 31, 2006 and included the components of its operating results in net loss from discontinued operations on the statement of operations and the components of cash flows as net cash flows from discontinued operations on the statement of cash flows for Fiscal 2006. Additionally, the Company classified the assets and liabilities of Value America as assets and liabilities held for sale of discontinued operations on the consolidated balance sheet as of August 31, 2005 and classified the components of operating results of Value America in net loss from discontinued operations and classified its cash flows as cash flows from discontinued operations on the statement of cash flows for Fiscal 2005.

On November 14, 2006, the Company announced that its wholly owned subsidiary, Eskimo Pie Frozen Distribution Inc (EPFD) had entered into a definitive agreement to sell its direct store door (DSD) frozen distribution assets in Florida, California, Oregon and Washington for a net sales price of $5,736, which equaled the carrying value of the related assets acquired and liabilities assumed, to an unaffiliated third party. The transaction closed on November 17, 2006.The Company classified the assets and liabilities of EPFD as assets and liabilities held for sale of discontinued operations on the balance sheet as of August 31, 2006 and included the com-ponents of operating results of EPFD as net loss from discontinued operations on the consolidated statement of operations and its cash flows as cash flows from discontinued operations on the statement of cash flows for Fiscal 2006. Additionally, the Company classified the assets and liabilities of EPFD as assets and liabilities held for sale of discontinued operations on the consolidated bal-ance sheet as of August 31, 2005 and classified the components of operating results to net loss from discontinued operations on the consolidated statement of operations and classified the cash flows as cash flows from discontinued operations on the statement of cash flows for Fiscal 2005.

COOLBRANDS ANNUAL REPORT 2006

On January 2, 2007, the Company entered into a definitive agreement to sell CBD, which includes the yogurt business acquired from Kraft Inc. in Fiscal 2005, to an unaffiliated third party. The Company recorded a loss on impairment of $5,428 to adjust the carrying value of CBD’s net assets to approximate fair value based upon the definitive agreement. The Company classified CBD’s assets and liabilities as assets and liabilities held for sale of discontinued operations on the consolidated balance sheet as of August 31, 2006 and included the components of operating results in net loss from discontinued operations on the consolidated statement of opera-tions and its cash flows as cash flows from discontinued operations on the statement of cash flows for Fiscal 2006. Additionally, as of and for the year ended August 31, 2005, the Company has classified the assets and liabilities of CBD as assets and liabilities held for sale of discontinued operations on the consolidated balance sheet and included the components of operating results of CBD in net loss from discontinued operations on the consolidated statement of operations and the cash flows of CBD as cash flows from dis-continued operations on the statement of cash flows.

Net loss

The net loss for Fiscal 2006 was $(70,182), compared with $(74,070) for Fiscal 2005. CoolBrands’ net loss in Fiscal 2006 was pri-marily due to the continued losses sustained in the Company’s frozen dessert segment including Americana Foods and EPFD, the margin erosion that impacted substantially all of the businesses and the recognition of losses on impairment of assets to recognize their fair value, including the assets of Americana Foods in bankruptcy.

Comparability of Fiscal 2006 results with Fiscal 2005

The Company’s Fiscal 2006 financial statements reflect the operating results of the franchising and licensing segment (until sold in December 2005), the Value America division, which represented substantially all of the dairy components segment, EPFD (a com-ponent of the frozen dessert segment) and CBD (yogurt segment), as discontinued operations as the Company either sold or were attempting to sell these businesses in Fiscal 2006. Accordingly, the Fiscal 2005 operating results of these businesses have been reclassified to net loss from discontinued operations. The yogurt business (CBD) was acquired in March 2005, and thus, within dis-continued operations, Fiscal 2005 results reflect five months of activity, compared with twelve months of activity in Fiscal 2006. Additionally, the franchising and licensing segment was sold in December 2005, thus the Fiscal 2006 results reflect four months of operating results, in discontinued operations, compared to 12 months in Fiscal 2005.

Summary of quarterly results

The following table presents a summary of our results for the last eight quarters:

Quarter ended	August 31,2006	May 31, 2006	February 29, 2006	November 30, 2005
Total revenues from continuing operations	$31,654	$26,168	$15,101	$26,425
Loss from continuing operations	(41,096)	(12,326)	(5,887)	(4,311)
Gain from sale of discontinued operations	3	-	407	-
Loss from discontinued operations	(4,918)	512	(2,473)	(93)
Net loss	(46,011)	(11,814)	(7,953)	(4,404)
Earnings per share (basic and diluted)
Loss per share from continuing operations	(0.72)	(0.22)	(0.11)	(0.08)
Loss per share from discontinued operations	(0.10)	0.01	(0.03)	(0.0)
Loss per share	(0.82)	(0.21)	(0.14)	(0.08)

Quarter ended	August 31, 2005	May 31, 2005	February 29, 2005	November 30, 2004
Income (loss) from continuing operations	$(60,529)	$(8,272)	$(3,525)	$3,310
Income (loss) from discontinued operations	(3,339)	(2,743)	1,737	(709)
Net income (loss)	(63,868)	(11,015)	(1,788)	2,601
Earnings per share (basic and diluted)
Income (loss) per share from continuing operations	(1.08)	(0.15)	(0.06)	0.06
Income (loss) per share from discontinued operations	(0.06)	(0.05)	0.03	(0.01)
Income (loss) per share	(1.14)	(0.20)	(0.03)	0.05

COOLBRANDS ANNUAL REPORT 2006

During the fourth quarter of Fiscal 2005, the Company adopted, on a retroactive basis, U.S. GAAP. Previously, the Company pre-pared its annual and interim consolidated financial statements in accordance with generally accepted accounting principals in Canada (“Canadian GAAP”). Therefore, the quarterly revenue information is not provided as it is not comparable.

The ice cream and frozen dessert industry generally experiences its highest volume during the spring and summer months and its lowest volume in the winter months. Total revenue includes the revenues generated by its majority owned subsidiary Americana Foods, which ceased operations in October 2006. Excluding revenues from Americana Foods, total revenue by quarter in Fiscal 2006, would have been:

Quarter ended	August 31, 2006	May 31, 2006	February 29, 2006	November 30, 2005
Total revenues	$31,654	$26,168	$15,101	$26,425
Revenues generated by Americana Foods	12,678	14,183	11,636	12,393
	18,976	11,985	3,465	14,032

Liquidity

The following sets forth certain measures of the Company’s liquidity:

	Year Ended August 31,
	2006	2005
Cash, investments and restricted cash	$393	$41,562
Working capital	$(23,992)	$28,477
Current ratio	0.75 to 1.0	1.2 to 1.0

The decrease in working capital of $52,469 was primarily due to a decrease in cash, investments and restricted cash of $41,169 and a decrease in receivables, net (including receivables - affiliates) of $11,833, a decrease in inventory of $20,787, a decrease in cur-rent assets of discontinued operations held for sale of $14,577, an increase in the notes payable in default and notes payable of major-ity owned subsidiary in default at August 31, 2006 aggregating $33,578 partially offset by a decrease in accounts payable and accrued liabilities totaling $13,942, a decrease in current liabilities of discontinued operations held for sale of $11,119, a decrease in short term borrowings of $34,553 and a decrease in current maturities of long-term debt totaling $18,161.

Cash flows (used in) provided by operating activities from continuing operations

The Company used cash in operating activities of $(23,292) for Fiscal 2006, as compared to generating cash from operating activi-ties of continuing operations of $7,982 for Fiscal 2005, due primarily to the significant net loss from continuing operations generated by our frozen dessert segment, partially offset by the net income generated by its foodservice segment, which resulted in a $(63,620) loss from continuing operations. Additionally, accounts payable and accrued expenses decreased in Fiscal 2006, which used up cash. This was partially offset by non-cash expenses included in the $(63,620) loss of $5,026 for depreciation and amortization, $21,289 for asset impairment and $443 for stock based compensation expense. Additionally, account receivables and inventories decreased, which generated cash.

Cash provided by investing activities from continuing operations

The Company generated cash in investing activities of $16,099 in Fiscal 2006 due primarily to the redemption of investments of $7,500, and the decrease in restricted cash of $10,000 (used to repay debt), partially offset by the purchase of property, plant and equipment of $1,416. The cash generated in investing activities in Fiscal 2005 of $2,422 was primarily due to the net redemption of investments of $20,550 and the proceeds from the sale of its City of Industry facility for $5,434, partially offset by the purchase of property, plant and equipment of $13,500, and the increases in restricted cash.

COOLBRANDS ANNUAL REPORT 2006

Cash (used in) provided by financing activities from continuing operations

In Fiscal 2006, the Company used $(27,245) in financing activities, compared to generating $33,486 from financing activities in Fiscal 2005. In Fiscal 2006, $33,995 was provided by the borrowings under the Corporate Credit Facility and the Americana Credit Facility, offset by the repayment of short-term debt of $34,553, and the repayment of long-term debt of $26,409. In Fiscal 2005, cash pro-vided by financing activities was $33,486, which was comprised of increases from the proceeds from short term borrowings of $44,553, and an increase in amounts outstanding under the revolving line of credit of $2,661 at Americana Foods, offset by the repay-ment of short term borrowings of $10,000 and the repayment of long-term debt of $3,785.

Cash flows provided by operating activities from discontinued operations

Cash flows from operations from discontinued operations in Fiscal 2006 were $1,965, compared to $3,257 in Fiscal 2005. The prin-cipal reason for the decrease was the deterioration of the EPFD business, which was partially offset by the full year effect of CBD (yogurt segment) in Fiscal 2006 as it was acquired in March 2005 and only includes five months of operations for Fiscal 2005.

Cash flows provided by (used in) investing activities from discontinued operations

The cash flows from investing activities generated in Fiscal 2006 of $8,574 were primarily from the sale of the franchising and licens-ing segment. The cash used in investing activities in Fiscal 2005 of $58,445 were primarily attributable to the purchase of the yogurt business (CBD) from Kraft and the purchase of Zipp Manufacturing for the dairy component segment.

Contractual obligations

The following table presents our contractual obligations as of August 31, 2006:

	Total	Less than 1	1 - 3	4 - 5	After 5
		year	years	years	years
Contractual obligations
Notes payable in default-Corporate Credit Facility	$10,077	$10,077
Notes payable in default-Americana Credit Facility revolver	6,418	6,418
Notes payable in default-Americana Credit Facility term loan	17,083	17,083
Obligation under capital leases	561	177	315	69
Operating leases	1,676	933	342	187	214
Other liabilities	4,287	4,287	-	-	-
Total contractual obligations	$40,102	$38,975	$657	$256	$214

Included in long-term debt is $10,077 under the Corporate Credit Facility and $23,501 under the Americana Credit Facility ($6,418 under the revolver and $17,083 under the term loans). As of May 31, 2006 and August 31, 2006, the Company and Americana Foods were in default of certain financial covenants of each of the credit facilities. In November 2006, a company controlled by Michael Serruya, currently the President, Chairman and CEO of the Company, purchased all of the indebtedness outstanding under the Americana Credit Facility from the lender. The independent bankruptcy trustee has sold the assets of Americana Foods and is final-izing the accounting. It is anticipated that the proceeds from the sale of the Americana Foods’ assets will be utilized to repay Mr. Serruya’s company. To the extent that there is a shortfall between the proceeds received and the amount outstanding, the Company may be required to make a payment under its guarantee. The Corporate Credit Facility was repaid with a portion of the proceeds of the sale of the foodservice segment and certain trademarks on January 24, 2007.

COOLBRANDS ANNUAL REPORT 2006

Capital resources

The Company intends to complete all of its capital commitments, which were not significant as of August 31, 2006. However, the Company does not intend to start any new capital projects other than to make an asset saleable, if necessary.

As of August 31, 2006:

On April 21, 2006, certain of its subsidiaries entered into two separate credit agreements with JPMorgan Chase Bank, N.A. Under the Corporate Credit Facility (as previously defined), its subsidiaries, Integrated Brands, Inc., Eskimo Pie Frozen Distribution, Inc., Eskimo Pie Corporation and CoolBrands Dairy, Inc. (“the Borrowers”) collectively and individually entered into a credit agreement which provided a revolving credit facility of up to $48,000, with availability for borrowing subject to borrowing base calculations. The Corporate Credit Facility was scheduled to expire on April 21, 2009 and is secured by substantially all the assets of the Borrowers. The Corporate Credit Facility is guaranteed by the Company, “the Borrowers” and all U.S. subsidiaries of the Company and “the Borrowers”, except Americana Foods. A portion of the Corporate Credit Facility was used to payoff the balance of the then existing bank debt on April 21, 2006 of $35,055. The remainder, subject to borrowing base calculations and terms of the agreement, is avail-able to finance working capital needs and for general corporate purposes. The interest rate is at the Prime Rate until November 30, 2006 (8.25% at August 31, 2006). After November 30, 2006, the interest rate varies based upon average availability under the revolv-ing credit facility. The standby fee on the unused portion of the revolving credit facility is .375%. As of August 31, 2006, the loan bal-ance was $10,077.

All borrowings under the above secured revolving credit facility are guaranteed by the Company. The agreement contains restrictions relating to the payment of dividends, indebtedness, liens, dispositions of property, change in the nature of its business, change in ownership, investments, loans, advances, guarantees, and acquisitions. In addition, the Company must maintain certain financial ratios, in any event that minimum availability is less than $10,000, and the Company must maintain a minimum EBITDA and fixed charge coverage ratio and limit capital expenditures to $1,000, $2,000, and $5,000 during Fiscal 2006, and the years ended August 31, 2007 (“Fiscal 2007”) and 2008 (“Fiscal 2008”), respectively.

Additionally, the Company’s 50.1% owned subsidiary, Americana Foods, entered into the Americana Credit Facility (as previously defined) with the same group of lenders as under the Corporate Credit Facility. Loans under the revolving credit facility (“Americana Revolver”) are available for borrowing subject to a borrowing base calculation. The loans under the Americana Credit Facility expire April 21, 2009. Such loans are secured by substantially all of the assets of Americana Foods and are guaranteed by the Company, Integrated Brands Inc., and its direct and indirect subsidiaries, including the Limited and General Partner of Americana Foods. This facility was used to repay two existing term loans of $12,950 and the payment of $2,900 in obligations to Integrated Brands and Eskimo Pie Corporation. The revolving credit portion of the facility was utilized to repay $6,068 principal and interest due under an existing revolving loan. The remainder, subject to borrowing base calculations, is available to finance working capital needs and for general corporate purposes. The interest rate is at the Prime Rate until November 30, 2006 (8.25% at August 31, 2006). After November 30, 2006, the interest rate varies based upon average availability under the revolving credit facility. The standby fee on the unused portion of the revolving credit facility is 0.50%. As of August 31, 2006, the outstanding term loan balances aggregated $17,083, and the outstanding revolving credit loan balance was $6,418.

The agreement contained restrictions which limited the indebtedness to $8,000 to Integrated Brands and $1,300 in subordinated indebtedness each to Integrated Brands and Capricorn Investors III, L.P., a limited partner which owns 49.9% of Americana Foods. The agreement also contained restrictions relating to the payment of dividends or other distributions with respect to any equity inter-est in Americana Foods, indebtedness, liens, dispositions of property, change in the nature of its business, change in ownership, investments, loans, advances, guarantees, and acquisitions. In addition, American Foods was required to maintain a minimum amount of earnings before interest, income tax expenses, depreciation and amortization (“EBITDA”), maintain minimum availability of not less than $700 at all times and limit capital expenditures to $1,000, $3,000 and $3,000 during Fiscal 2006, Fiscal 2007 and Fiscal 2008, respectively.

The Company was in default of the loan covenants at May 31, 2006 and August 31, 2006 as a result of a default by Americana Foods of its EBITDA financial covenant in connection with the Americana Credit Facility. The Company was also in default of the loan covenants at August 31, 2006 as a result of defaults by “the Borrowers” of certain of the financial covenants in connection with the Corporate Credit Facility. On July 31, 2006, the Company’s subsidiaries received notice from JPMorgan Chase Bank, N.A., as admin-istrative agent of the two separate credit agreements, that it was reserving its rights to terminate its commitments to lend under the credit agreements as a result of the previously disclosed breach of the covenant at a subsidiary related to a minimum level of EBIT-DA for the three months ended May 31, 2006.

As of August 31, 2005:

The Company, through a U.S. subsidiary, borrowed $40,000 to finance the acquisition of the yogurt business from Kraft in March 2005. The term loan originally required monthly payments of interest with the $40,000 principal balance originally due November 1, 2005.

Interest was payable monthly on the unpaid principal balance with interest rates fluctuating with changes in the prime lending or libor rate and the ratio of funded debt to EBITDA. The interest rates plus applicable margin were the lower of prime plus 0.5% or LIBOR plus 2.5% (6.02% at August 31, 2005). The Company made a principal payment of $10,000 on August 23, 2005 in anticipation of the September 2, 2005 amendment as discussed below. As of August 31, 2005 the term loan balance was $30,000.

COOLBRANDS ANNUAL REPORT 2006

The Company, through a U.S. subsidiary, borrowed $30,000 to finance the acquisition of Eskimo Pie Corporation in October 2000 (the “EPC Loan”). The EPC Loan was payable in monthly installments of $250, which began December 1, 2000, with the remaining principal balance originally due on November 1, 2005. Interest on the term loan was payable monthly on the unpaid principal bal-ance. The Company and all of its significant subsidiaries guaranteed all borrowings under the EPC Loan. The principal balance out-standing at August 31, 2005 was $10,500.

The Company was in default of its financial covenants at May 31, 2005 and August 31, 2005. On September 2, 2005, the Company entered into an amendment to the existing credit facilities (“September 2005 Amendment”). The September 2005 Amendment extended the maturity of the existing facilities from November 1, 2005 until January 3, 2006 and waived defaults in its financial covenants resulting from our financial performance. The maturities were later extended to April 3, 2006 and May 3, 2006.

The September 2005 Amendment eliminated all of the existing financial covenants from the loan agreements through the remainder of the term and granted a security interest in the personal property assets (other than certain excluded assets relating to the opera-tions of our 50.1% owned limited partnership), reduced the outstanding indebtedness to the bank by $10,000 to a total of $40,500 and we agreed to an increase of the interest rate by 2.0% basis points on all remaining outstanding balances to 4.5% basis points over LIBOR. In addition, the amendment reduced its $5,000 revolving credit facility to $925 and required CoolBrands to maintain $20,000 of cash balances, of which $10,000 was restricted to use as approved by the lender.

On April 27, 2005, Americana Foods borrowed $4,553 (the “Americana Loan”) for use in purchasing a building and adjacent acreage. The Americana Loan provided for monthly interest only payments until the anniversary date of the note (April 27, 2006). The Americana Loan bore interest at Prime plus 0.5% (7.0% at August 31, 2005).

On November 19, 2002, Americana Foods entered into a Credit Agreement with a financial institution that included a term loan of $10,000 (the “Americana Term Loan”), which is secured by Americana Foods’ property, plant, and equipment. The Americana Term Loan provided for fixed monthly installments of principal of $80 plus interest and was originally scheduled to mature on November 19, 2007. The Americana Term Loan bore interest at prime plus 0.5% (7.0% at August 31, 2005).

Americana Foods’ Amended Credit Agreement also included a revolving loan of up to $9,000 (the “Americana Revolver”), subject to a borrowing base calculation, which bore interest at prime plus 0.5% (7.0% at August 31, 2005) and was originally due on November 30, 2005. At August 31, 2005, $7,145 was outstanding under the Americana Revolver. The Americana Revolver was secured by Americana Foods’ receivables and inventory.

On November 30, 2005, Americana Foods executed an Amendment to the Credit Agreement, which extended the maturity date for the Americana Revolver until January 10, 2006. Americana Foods must maintain compliance with certain financial covenants, includ-ing fixed charge ratio, debt-to-tangible net worth ratio and tangible net worth.

The Company refinanced all of the above referenced debt in April 2006 and all of the then existing debt was repaid as of April 2006.

Risk factors and uncertainties

For Fiscal 2006, the Company incurred a net loss of ($70,182), of which ($63,620) was from continuing operations and ($6,562) was from discontinued operations.

In the first quarter of Fiscal 2006, the decision was made to sell certain assets to generate liquidity. In December 2005, the Company sold certain assets relating to its franchising business for proceeds totaling $8,000 to Aaron Serruya, a former officer of the Company, who is a director and the brother of Michael Serruya, the President, Chairman and Chief Executive Officer of the Company.

On April 21, 2006, we refinanced our then remaining debt by obtaining the following:

1.	a $48,000 senior secured revolving credit facility; and
2.
a $25,500 senior secured revolving credit facility consisting of an $8,000 senior secured revolving credit facility and $17,500 of term loans, in which Americana Foods, which is 50.1% owned by the Company, is the borrower.

Each of the loans was for an original term of three years and provides for interest at the prime rate (8.25% at August 31, 2006). All of the credit facilities were unconditionally guaranteed by the Company. Both facilities were in default at August 31, 2006

For the year ended August 31, 2005, the Company incurred a net loss of $74,070, which was primarily attributable to:

1.	the non-cash impairment charges totaling $55,525 relating to goodwill and intangible assets of the Company’s frozen dessert and franchising segment; and
2.
the discontinuation of the Weight Watchers Smart Ones brand products and the decline in sales from other frozen dessert brands, which were partially offset by the sales of the Breyers Yogurt business acquired in March 2005 and a change in the Company arrangement with Dreyer’s Grand Ice Cream Holdings Inc.

COOLBRANDS ANNUAL REPORT 2006

Additionally, as of August 31, 2005, the Company had approximately $60,962 of outstanding debt, of which $52,714 was classified as current liabilities.

Inflation can significantly impact ice cream and frozen yogurt ingredients, including butterfat and packaging costs. In Fiscal 2006 and Fiscal 2005, the Company passed on ingredient, energy and freight cost increases by raising prices on selected product lines. During Fiscal 2007, the Company believes that its will be able to pass on cost increases, if any, in the normal course of business within a rel-atively short period of time. However, the ability of the Company passing on cost increases will depend, to some extent, on whether its competitors have also done so. The Company believes that, in the past, its competitors have passed on cost increases in a rela-tively short period of time.

The Company’s products are ultimately purchased primarily by the United States retail consumer, whose tastes and preferences are subject to variation and change. Although carefully monitored, these changes cannot be controlled and are difficult to predict.

The Company derives a substantial portion of its revenues from its operations in the United States. The U.S. market for frozen dessert and yogurt is highly competitive. As competitors introduce new products or revise their supply or pricing strategies, the Company may encounter additional and more intense competition. Such competitors have greater name recognition and more extensive financial, technological, marketing and personnel resources than the Company’s.

The Company’s existing shelf space in supermarkets, club stores, and convenience stores for ice cream and frozen dessert treats and yogurt is at risk due to decisions by CoolBrands’ customers. The Company’s existing shelf space for its products, along with that of all other products, is reviewed at least annually by the Company customers. Supermarket, club store and convenience store chains reallocate their total shelf space taking into effect a number of variables, including the number of new products being introduced at any given time, the amount of new product placement fees (slotting fees) being offered by companies in the ice cream and frozen dessert and yogurt segments and by changing consumer tastes and fads. As a result, CoolBrands is subject, in any given year, to the loss of shelf space with its customers and the loss in revenues associated with the sale of those products. Historically, the Company has responded to this action by developing and introducing new products annually which will either maintain or increase its shelf space. There is also substantial risk that the sales of such new products will not be as successful as the Company had previ-ously estimated or as successful as new products introduced by the Company in the past. The risks associated with the reallocation of shelf space by its customers and the development and introduction of new products could have a substantial adverse impact upon its financial position and results of operations.

The Company is subject to risks with respect to its cost of raw materials, some of which are subject to changes in commodity prices, particularly the cost of butterfat, which is used to produce ice cream products. From time to time, the Company has used hedging contracts to reduce its exposure to such risks with respect to its raw material costs.

The Company has made, and may in the future make acquisitions of, or significant investments in, businesses or assets with com-plementary products or unrelated industries. Acquisitions involve numerous risks, including but not limited to: 1) diversion of manage-ment’s attention from other operational matters; 2) the inability to realize expected synergies from the acquisition; 3) impairment of acquired intangible assets as a result of worse-than-expected-performance of the acquired operations; 4) integration and retention of key employees; and 5) integration of operations. Mergers and acquisitions are inherently subject to significant risks, and the inabili-ty to effectively manage these risks could materially and adversely affect our business, financial condition and results of operations.

The Company is currently dependent upon a small number of key management personnel and continued success will depend, in part, upon their abilities. The loss of these key personnel may adversely affect the performance of the Corporation.

The Company relies on major retailers in the U.S. for a substantial portion of its sales. As a result of this concentration of sales and accounts receivable, the Company is subject to certain credit risks. Such risks are somewhat mitigated by the fact that net sales to any one customer do not exceed ten percent of our consolidated net sales.

The Company has been subject to interest rate risk as the long-term debt and short term borrowings are based upon the prime rate and/or Libor. If these base rates were to increase, the Company would incur incremental interest expense. Because the Company has repaid the amounts outstanding under the Corporate Credit Facility as of January 24, 2007 and the amounts outstanding under the Americana Credit Facility were purchased by a company controlled by Michael Serruya, which will be repaid from the proceeds of the sale of the assets of Americana Foods and to the extent necessary, by the Company under its guarantee, the Company is no longer subject to interest rate risk.

The Company is subject to future legal proceedings and disputes with franchisees, former franchisees and others, which arise in the ordinary course of business.

The Company’s ability to continue as a going concern is dependent upon the consummation of the sale of CBD. If the CBD sale is not completed, management and the Board of Directors will have to consider other alternatives including the sale of the Company.

COOLBRANDS ANNUAL REPORT 2006

Transactions with related parties

Effective December 23, 2005, the Company sold substantially all of its franchising and licensing segment to International Franchise Corp. for cash consideration of $8,000. International Franchise Corp. is a company controlled by Mr. Aaron Serruya, a Director of the Company and the Senior Executive who was responsible for the franchising division at the Company. Mr. Serruya resigned as Executive Vice President of the Company as a result of this transaction, but continues as a Director. The sale transaction was reviewed and unanimously recommended to the Board of Directors of the Company by a committee of independent directors of the Company, and was unanimously approved by the Board of Directors of the Company.

International Franchise Corp. also entered into a management agreement on December 23, 2005 with Integrated Brands for transi-tion services of $22 per month. At August 31, 2006, a receivable of $380 was due to Integrated Brands Inc. from International Franchise Corp.

In November 2006, Mr. Michael Serruya, the President, Chairman and Chief Executive Officer of the Company, through a holding company, purchased the debt outstanding under the Americana Credit Facility, which aggregated $21,408, from the lender. The hold-ing company received a first lien security interest in the assets of Americana Foods. Additionally, through the holding company, Mr. Michael Serruya issued an irrevocable letter of credit with a face value of $5 million to secure the Corporate Credit Facility. The Company has agreed to reimburse Mr. Serruya for the letter of credit fee, as well as certain other expenses he incurred. In connec-tion with these transactions, Mr. Serruya, through the holding company, received warrants to purchase 5,500 subordinate voting shares of the Company. The exercise price of each warrant is $0.50 Cdn and the warrants expire in November 2011. The warrants issued by the Company in connection with this transaction were valued at $6,800 using the Black-Scholes model and the following assumptions: 2.5 years expected life, no dividends, 67% volatility and 4.6% risk free rate, and will be expensed in the first quarter of Fiscal 2007. The Company completed the sale of the foodservice segment and the Eskimo Pie and Chipwich trademarks on January 24, 2007 and utilized a portion of the proceeds to pay off the Corporate Credit Facility. (See Notes to Consolidated Financial Statements, Note 20, “Subsequent events.”)

Fourth quarter

In the fourth quarter of Fiscal 2006, the Company generated a loss of ($41,096) from continuing operations, or ($0.72) per fully dilut-ed share, and a loss of ($4,918) from discontinued operations, or ($0.10) per fully diluted share. The loss from continuing operations was impacted by provision for impairment totaling $21,289, including $11,250 with respect to Americana Foods. Additionally, the Company recorded a provision for inventory obsolescence charge of $1,000 and wrote off certain debt acquisition costs of $1,700 ($2,015 expense for the year including amortization). The operating results from discontinued operations were impacted by a write down of obsolete inventory of $1,002 and impairment to goodwill of $5,428.

In the fourth quarter of Fiscal 2005, the Company generated a loss of ($63,868), or ($1.14) per fully diluted share, which was com-prised of ($60,529), or ($1.08) per fully diluted share, from continuing operations, and ($3,339), or ($0.06) per fully diluted share, from discontinued operations. The principal reasons for the loss were the impairment charge of $55,525, of which $51,141 was in contin-uing operations and $4,384 was in discontinued operations. Additionally, the fourth quarter of Fiscal 2005 was affected by a write down for obsolescence of $8,163 in connection with slow moving inventory, most of which was related to the settlement and discon-tinuation of its business with Weight Watchers.

Management’s assessment of internal controls

Management has been in the process of completing its evaluation of internal controls. Certain material weaknesses were discovered relating to inventory held at third party warehouses and the Company’s information technology platform. Additionally, significant defi-ciencies were found relating to financial reporting and controls over accounts payable and accounts receivable. The Company is addressing its controls over its accounts payable, accounts receivable and information technology. Additionally, the Company has sig-nificantly reduced inventory levels at third party warehouses. Management has not completed the evaluation process and as such there is the potential that other material weaknesses and significant deficiencies could exist. The Company has undergone a signifi-cant downsizing and may not have the resources to resolve its material weakness and significant deficiencies.

COOLBRANDS ANNUAL REPORT 2006

Critical accounting policies and related estimates

The accounting policies and related estimates discussed in this section are those that the Company considers to be particularly crit-ical to an understanding of its financial statements because their application places the most significant demands on the Company’s ability to judge the effect of inherently uncertain matters on its financial results. For all of these policies, the Company cautions that future events rarely developed exactly as forecast, and the Company’s management’s best estimates may require adjustment.

Allowance for doubtful accounts

The Company has an allowance for doubtful accounts for estimated losses resulting from customers’ inability to pay amounts owed to us, for unresolved amounts that the Company’s customers have refused to pay due to disputes over promotions, co-op advertising and new product introductory allowances (slotting fees).

The allowance is a combination of specific and general reserves based upon our evaluation of the customers’ ability to pay deter-mined by our assessment of their liquidity and financial condition through credit rating agencies, or the credibility of backup provided on disputed amounts. Write-offs against the allowances generally occur after we assess the particular customer’s liquidity, financial condition and their basis for non-payment on disputed items and conclude that collection is highly unlikely. the Company’s estimates of losses bear the risk of change due to the uncertainty of determining the likelihood of customer non-payment. The general reserve includes an amount for our Foodservice customers’ price volume rebates.

Historically, this methodology has been a fairly reliable means of assessing the recoverability of trade accounts receivable at each balance sheet date. The Company therefore believe that there is a low likelihood that the use of different assumptions or estimates would result in a material change to the bad debt provision or allowance for doubtful accounts. However, lack of information about the financial deterioration of a major customer could result in a material change in the bad debt provision.

Accrual for promotion and co-op advertising expenses

CoolBrands estimates promotion expenses for the frozen dessert segment for each of its customers, excluding its DSD customers, who receive off invoice promotion allowances, using a detail annual plan consisting of each promotion offered to each customer. The promotional sales volume is estimated using the sales history of each customer when the product or like product was previously pro-moted. An estimate of the promotion expense is then calculated using the estimated sales volume and the specific promotion dollar amount offered for each particular promotion. The estimates for all promotions for all customers are accumulated and recorded as expense in the accounting period in which the promotion runs. The results of all promotions are updated monthly, after the fact, with actual sales promotion volume. If actual sales were to be substantially higher than estimated, this could cause an additional promo-tions expense to be recorded. The amounts of these accruals are recognized by us as a reduction in sales and accounts receivables.

CoolBrands estimates promotion expenses for the yogurt segment for each of its customers using a detail annual plan consisting of each promotion offered to each customer. The promotional sales volume is estimated using the sales history of each customer when the product or like product was previously promoted. An estimate of the promotion expense is then calculated using the estimated sales volume and the specific promotion dollar amount offered for each particular promotion. The estimates for all promotions for all customers are accumulated and recorded as expense in the accounting period in which the promotion runs. The results of all promo-tions are updated, after the fact, with actual sales promotion volume and the resulting accrual is updated at the end of each quarter. If actual sales were to be substantially higher than estimated, this could cause an additional promotions expense to be recorded. The amounts of these accruals are recognized by us as a reduction in sales and accounts receivables.

While accruals for trade promotions are recorded in the period in which the trade promotion occurs, settlement of these liabilities can take up to a year. The amounts of these are recognized by us as a reduction in sales and accounts receivable. Settlement of variable promotion typically takes place at the time the sales invoice is prepared (i.e., invoice includes discounts) or when the customer takes a deduction from a subsequent remittance. Settlement of fixed trade promotion typically takes place when the customer takes a deduction from a subsequent remittance and, to a lesser extent, through a payment made to the customer. Due to the high volume of trade promotion activity and the difficulty of coordinating trade promotion pricing with its customers, differences between the Company’s accrual and the subsequent settlement amount occur frequently. Usually these differences are individually insignificant. However, in rare situations these differences can be large within a single fiscal quarter. These large differences occur so infrequent-ly that the Company cannot reliably include them in its estimating methodology. Under the circumstances, the Company believes its methodology has been reasonably reliable in recording our trade promotion expenditures and period end accruals. The Company therefore believes that there is a low to moderate likelihood that the use of different assumptions or estimates would result in a mate-rial change to its trade promotion expenditures or its accrual for future trade promotion settlements.

Inventory valuation method

Inventory is valued at the individual item level using the cost method which values inventory at the lower of cost or market. Cost is determined using the FIFO (first-in, first-out) method. Market is determined based on the estimated net realizable value, which is gen-erally the inventory item’s selling price. CoolBrands reviews its inventory levels in order to identify slow-moving and obsolete invento-r y, which requires adjustment and evaluates the potential for slow-moving and obsolete inventory by analyzing historical and antici-pated demand. If actual demand were to be substantially lower than estimated, an additional allowance for excess and obsolete inven-tory might be required.

COOLBRANDS ANNUAL REPORT 2006

Asset Impairment

The Company required to conduct an annual review of goodwill and non-amortizable intangible assets for potential impairment. Goodwill impairment testing requires a comparison between the carrying value and fair value of each reporting unit. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and implied fair value of goodwill, which is determined using discounted cash flows. Impairment testing for non-amortizable intangible assets requires a comparison between fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value.

Income taxes

The Company records reserves for estimates of probable settlements of foreign and domestic tax audits. At any one time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. The Company also records a valuation allowance against our future tax assets arising from certain net operating losses when it is more likely than not that some portion or all of such net operating losses will not be realized. In Fiscal 2006, the Company reversed certain tax assets recorded with respect to stock compensation expense (with a corresponding reduction in additional paid in capital) and provided a valuation allowance against all other future tax assets.

The Company’s effective tax rate in a given financial statement period may be materially impacted by the changes in the mix and level of earnings, changes in the expected outcome of audit controversies or changes in the deferred tax valuation allowance.The Company currently expect the effective tax rate for Fiscal 2007 to be zero with respect to U.S federal income taxes and 6% of taxable income for profitable subsidiaries for state taxes. The ultimate rate will depend on several variables, including the future utilization of net oper-ating losses, the mix of earnings between domestic and international operations and the overall level of earnings, and could also be affected by the resolution of tax contingencies for amounts different from our current estimates.

Legal matters

CoolBrands is subject to various legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of busi-ness. CoolBrands evaluates, among other things, the degree of probability of an unfavorable outcome and reasonably estimates the amount of the loss. Significant judgment is required in both the determination of the probability and as to whether an exposure can be reasonably estimated. When CoolBrands determines that it is probable that a loss has been incurred, the effect is recorded in the Consolidated Financial Statements. Although the legal outcome of these claims cannot be predicted with certainty, CoolBrands does not believe that any of the existing legal matters will have a material adverse affect on its financial condition or results of operations. However, significant changes in legal proceedings and claims or the factors considered in the evaluation of those matters could have a material adverse affect on CoolBrands business, financial condition and results of operation.

In September 2006, American Foods Corporation (“AFC”), the Company’s 49.9% joint venture partner in Americana Foods, filed a complaint in the Supreme Court of the State of New York against the Company, IBI, CBA Foods, LLC, CB Americana and certain offi-cers and directors of the Company and Americana Foods. The complaint alleges gross mismanagement of the business operations of Americana Foods and seeks to prevent the Company from selling control of the Company to a third party without paying AFC the financial return required by certain provisions of the American Limited Party’s Agreement, or sell any part of the foodservice segment without using it to repay the debt of Americana Foods. The Company has informed AFC that it does not believe that there are any amounts due AFC. The Company intends to vigorously defend any further action under this complaint.

New accounting pronouncements

In May 2005, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”). SFAS 154 requires companies to recognize changes in accounting principle, including changes required by a new accounting pronouncement when the pronouncement does not include specific transi-tion provisions, retrospectively to prior periods’ financial statements. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 did not have a material effect on the Company’s financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123R requires all share-based payments to employees, including grants of employ-ee stock options, to be recognized in the financial statements based on their fair values beginning with the first annual reporting peri-od that begins after June 15, 2005. Under SFAS 123R, the pro forma disclosures previously permitted under SFAS 123 are no longer an alternative to financial statement recognition. The adoption of SFAS 123 did not have a material effect on the Company’s financial position or results of operations.

On July 13, 2006, the FASB issued FASB Interpretation (“Interpretation”) No. 48, “Accounting for Uncertainty in Income Taxes” (“Interpretation 48”). Interpretation 48 is effective for fiscal years beginning after December 15, 2006 and applies to all tax positions accounted for under SFAS 109, “Accounting for Income Taxes.” The Company intends to adopt Interpretation 48 for Fiscal 2007 and will adopt Interpretation 48 by adjusting its tax liabilities and retained earnings for the cumulative effect of adjusting its tax benefits for uncertain tax positions, if any. The Company is still evaluating Interpretation 48 and its impact on the Company’s consolidated finan-cial statements.

COOLBRANDS ANNUAL REPORT 2006

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability in an orderly transaction between market participants. Further, the standard establishes a framework for measuring fair value under generally accepted accounting principles and expands certain disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS 157 will have a material impact on its consolidated financial position, results of oper-ations or cash flows.

In September 2006, the FASB issued SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”). SFAS 158 requires a company to recognize on its balance sheet the funded status of its defined benefit pen-sion plan as an asset or liability and to recognize changes in that funded status in the year in which the changes occur through accu-mulated other comprehensive income. SFAS 158 is effective for fiscal years ending after December 15, 2006. The Company does not expect the adoption of SFAS 158 to have a material effect on its financial position results of operations and cash flows.

Changes in accounting policies including initial adoption
The Company initially adopted the following new accounting policies for the year ended August 31, 2005.

Adoption of U.S. GAAP

During the fourth quarter of Fiscal 2005, the Company adopted, on a retroactive basis, accounting principles generally accepted in the United States of America. Previously the Company prepared its annual and interim consolidated financial statements in accor-dance with generally accepted accounting principals in Canada (“Cdn GAAP”).

Annual information form

It is anticipated that additional information relating to CoolBrands, including CoolBrands’ Annual Information Form, is available on the website for Canadian regulatory filings at www.sedar.com.

Outstanding share data

As of January 25, 2007, the Company had 50,049 subordinate voting shares, 6,026 multiple voting shares and 1,911 stock options outstanding.

Outlook

Subsequent to August 31, 2006, the Company sold or had entered into definitive agreements to sell Value America division, which comprises substantially all of the dairy components segment, EPFD, the DSD business, which is included in the frozen dessert seg-ment, and CBD (the yogurt segment), and has accounted for the related net assets as net assets for sale of discontinued operations on the balance sheets as of August 31, 2006. Americana Foods, which manufactured 45% of the products purchased by the frozen desserts and foodservice segments (on a cost basis) for sale and distribution, ceased operations in October 2006. If the CBD sale is completed, its remaining operations will be composed primarily of Whole Fruit Sorbet, Fruit-a Freeze and certain other low volume licensed products. Notwithstanding its significant reduction in costs and expenses, the Company may still not be able to achieve the necessary scale to return to profitability.

The consolidated results of operations for Fiscal 2007 will be dependent to a large extent upon its ability to improve operations of the remaining businesses and the development of new products or businesses, if any. It is not possible to predict with a high degree of confidence the ultimate achievability of any operational improvement and the Company currently has no plans to introduce any new products or invest in any new businesses. The Company’s Corporate Credit Facility, which was scheduled to mature on May 17, 2007, was paid off as described below.

On January 24, 2007 the Company sold, through its subsidiaries Eskimo Pie Corporation and Integrated Brands Inc., their Eskimo Pie and Chipwich Brands and Real Fruit trademark, along with Eskimo Pie soft serve brands and related foodservice business seg-ment to Dreyer’s Grand Ice Cream Inc., an indirect subsidiary of Nestlé S.A. for a purchase price of approximately $18,925. The pur-chase price includes approximately $4,000 in inventory and accounts receivables. Dreyer’s will also assume related liabilities in the amount of approximately $1,000. The Company utilized a portion of the proceeds to pay off the Corporate Credit Facility.

The Company believes that the net proceeds from the sale of CBD, if completed, and the net proceeds from the January 24, 2007 asset sale, described above, will be sufficient to fund operations for the foreseeable future. In the event that CBD sale is not complet-ed, management and the Board of Directors will have to consider other alternatives, which among others would be a complete sale of the Company. The Company may also seek a new corporate line of credit. Additionally, the trustee in the Americana bankruptcy has completed the sale of the remaining assets of Americana Foods. The Company believes that the proceeds from the Americana Foods asset sale, plus the cash in the Americana Foods bankruptcy estate, will be sufficient to repay Michael Serruya, who as dis-closed above, purchased the outstanding indebtedness under the Americana Foods Credit Facility. To the extent that the proceeds in the estate are less than the amounts outstanding to Mr. Serruya, the Company will be required to make a payment under its guar-antee of the American Foods Credit Facility. However, any payment under the guarantee, if required, is not expected to be signifi-cant.

The Company’s future performance is subject to all of the risk factors and uncertainties previously disclosed.

COOLBRANDS ANNUAL REPORT 2006

Independent Registered Auditors’ Report

To the Shareholders of CoolBrands International Inc.:

We have audited the accompanying consolidated balance sheet of CoolBrands International Inc. as of August 31, 2006 and the con-solidated statements of operations, shareholders’ equity, and cash flow for the year then ended. These consolidated financial state-ments are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated finan-cial statements based on our audit. The financial statements of CoolBrands International, Inc. as of and for the year ended August 31, 2005, were audited by other auditors whose report dated December 9, 2005, expressed an unqualified opinion on those state-ments.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of mate-rial misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting, accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and signifi-cant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CoolBrands International, Inc., and the results of its operations and its cash flows for the year then ended in conformity with account-ing principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As dis-cussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and subsequent discontin-uation of many of it key operations which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

"BDO Seidman, LLP"

Melville, New York
January 26, 2007

COOLBRANDS ANNUAL REPORT 2006

Consolidated Balance Sheets as at August 31, 2006 and 2005

(Amounts expressed in thousands of U.S. dollars)

	2006	2005
Assets
Current assets:
Cash	$393	$24,062
Investments	-	7,500
Restricted cash	-	10,000
Receivables, net	12,780	22,833
Receivables - affiliates	-	1,780
Inventories	9,131	29,918
Current assets of discontinued operations held for sale	38,142	52,719
Income taxes recoverable	11,000	9,767
Prepaid expenses	819	1,490
Deferred income taxes, net of valuation allowance	-	5,148
Total current assets	72,265	165,217

Non-current assets of discontinued operations held for sale	51,927	64,453
Deferred income taxes, net of valuation allowance	-	14,799
Property, plant and equipment	23,051	31,976
Intangible and other assets	1,515	5,857
Goodwill	11,790	15,543
	$160,548	$297,845

Liabilities and Shareholders’ Equity
Current liabilities:
Notes payable in default	$10,077	$-
Notes payable of majority owned subsidiary in default	23,501	-
Accounts payable	20,462	28,198
Accrued liabilities	14,900	21,106
Payables - affiliates	-	620
Income taxes payable	140	-
Deferred income taxes, net of valuation allowance	-	93
Current liabilities of discontinued operations held for sale		34,009
Short term borrowings	-	34,553
Current maturities of long-term debt	-	18,161
Other liabilities	4,287	-
Total current liabilities	96,257	136,740
Other liabilities	-	2,442
Non-current liabilities of discontinued operations held for sale	825	684
Long-term debt, including obligations under capital leases	348	8,248
Deferred income taxes	2,000	6,140
Total liabilities	99,430	154,254
Minority interest	-	5,185
Commitments and contingencies
Shareholders’ Equity:
Capital stock	97,804	97,578
Additional paid-in capital	38,812	46,376
Accumulated other comprehensive losses	(1,464)	(1,696)
Accumulated deficit	(74,034)	(3,852)
Total shareholders’ equity	61,118	138,406
	$160,548	$297,845

See accompanying notes to consolidated financial statements

Approved by the Board,

Michael Serruya	Ronald W. Binns
Michael Serruya Director	Ronald W. Binns Director

COOLBRANDS ANNUAL REPORT 2006

Consolidated Statements of Operations for the years ended August 31, 2006 and 2005

(Amounts expressed in thousands of U.S. dollars, except for per share data)

Net revenues:		2006 Pro forma
	2006	(Unaudited )	2005
Net sales	$96,936	$46,191	$142,873
Other income	2,412	2,267	6,837
Total net revenues	99,348	48,458	149,710
Cost of goods sold	110,718	49,424	142,181
Selling, general and administrative expenses	40,101	34,527	37,530
Interest expense	2,000	401	1,687
Asset impairment	21,289	10,139	51,141
Gain on sale of building	-	-	(3,515)
Loss from continuing operations before income taxes and minority interest	(74,760)	(46,033)	(79,314)
Minority interest	5,185	-	2,700
Loss from continuing operations before income taxes	(69,575)	(46,033)	(76,614)
(Recovery of) Provision for income taxes:
Current	(11,100)	(11,100)	(8,439)
Deferred	5,145	5,145	841
	(5,955)	(5,955)	(7,598)
Net loss from continuing operations	(63,620)	(40,078)	(69,016)
Discontinued operations:
Loss from operations of discontinued operations	(6,972)	(6,972)	(5,054)
Gain on sale of franchising segment	410	410
Loss generated by majority owned subsidiary, net of minority interest	-	(23,542)	-
Net loss from discontinued operations	(6,562)	(30,104)	(5,054)
Net loss	$(70,182)	$(70,182)	$(74,070)
Per share data:
Loss per share (basic and diluted):
Continuing operations	$(1.13)	$(0.71)	$(1.23)
Discontinued operations	(0.12)	(0.54)	(0.09)
	$(1.25)	$(1.25)	$(1.32)
Weighted average shares outstanding:
Shares used in per share calculation - basic and diluted	56,047	56,047	55,924

See accompanying notes to consolidated financial statements

COOLBRANDS ANNUAL REPORT 2006

Consolidated Statements of Shareholders’ Equity for the years ended August 31, 2006 and 2005

(Amounts expressed in thousands of U.S. dollars)

	Capital stock	Additional paid-in capital	Accumulated other comprehensive (losses )	Retained earnings (accumulated deficit )	Total shareholders’ equity
Balance at August 31, 2004	$97,485	$44,494	$(1,096)	$70,218	$211,101
Comprehensive losses:
Net loss				(74,070)
Other comprehensive losses, net of income taxes:
Currency translation adjustment			(600)
Total comprehensive loss					(74,670)
Issuance of shares for stock options exercised	93	(36)			57
Stock-based compensation expense		1,918			1,918
Balance at August 31, 2005	97,578	46,376	(1,696)	(3,852)	138,406
Compressive losses:
Net loss				(70,182)
Other comprehensive gain, net of income taxes:
Currency translation adjustment			232
Total comprehensive loss					(69,950)
Issuance of shares for stock options exercised	226	(87)			139
Stock-based compensation expense		443			443
Reversal of deferred tax asset set up in connection with stock-based compensation expense		(7,920)			(7,920)
Balance at August 31, 2006	$97,804	$38,812	$(1,464)	$(74,034)	$61,118

See accompanying notes to consolidated financial statement

COOLBRANDS ANNUAL REPORT 2006

Consolidated Statements of Cash Flow for the years ended August 31, 2006 and 2005

(Amounts expressed in thousands of U.S. dollars)

	2006	2005
Cash and short term investments provided by (used in):
Operating activities:
Net loss	$(70,182)	$(74,070)
Adjustments to reconcile net loss to net cash flows from operating activities
Depreciation and amortization	5,026	4,466
Asset impairment	21,289	51,141
Stock-based compensation expense	443	1,918
Deferred income taxes	5,145	493
Gain on sale of building and other assets	-	(3,634)
Minority interest	(5,185)	(2,696)
Net loss from discontinued operations	6,972	5,054
Gain on sale of franchising segment	(410)	-
Cash effect of changes from continuing operations
Receivables	9,304	22,487
Receivables - affiliates	1,569	1,831
Allowance for doubtful accounts	(537)	(110)
Inventories	15,037	6,261
Prepaid expenses	676	(2,000)
Income taxes recoverable	(1,046)	(9,767)
Accounts payable	(7,736)	10,848
Payables - affiliates	(620)	(230)
Accrued liabilities	(4,753)	1,665
Income taxes payable	-	(5,240)
Other assets	1,022	(559)
Other liabilities	694	124
Cash (used in) provided by operating activities	(23,292)	7,982
Investing activities:
Purchase of property, plant and equipment	(1,416)	(13,500)
Purchase of license agreements and other intangibles	-	(26)
Proceeds from sale of building	-	5,434
Decrease (increase) in restricted cash	10,000	(10,000)
Purchase of investments	-	(2,500)
Redemption of investments	7,500	23,050
Decrease (increase) in notes receivable	15	(36)
Cash provided by investing activities	16,099	2,422
Financing activities:
Change in revolving line of credit, secured	-	2,661
Proceeds from notes payable in default	10,077	-
Proceeds from notes payable of majority owned subsidiary, in default	23,918	-
Repayment of notes payable of majority owned subsidiary, in default	(417)	-
Proceeds from short term borrowings	-	44,553
Proceeds from issuance of Class A and B shares	139	57
Repayment of short term borrowings	(34,553)	(10,000)
Repayment of long-term debt	(26,409)	(3,785)
Cash (used in) provided by financing activities	(27,245)	33,486
Decrease (increase) in cash flows due to changes in foreign exchange rates	230	(695)
Cash flows provided by (used in) from discontinued operations:
Net loss from discontinued operations	(6,972)	(5,054)
Operating	8,937	8,311
Investing	8,574	(58,445)
Financing	-	(222)
Cash provided by (used in) discontinued operations	10,539	(55,410)
(Decrease) in cash and cash equivalents	(23,669)	(12,215)
Cash and cash equivalents - beginning of year	24,062	36,277
Cash and cash equivalents - end of year	$393	$24,062

COOLBRANDS ANNUAL REPORT 2006

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts expressed in thousands of U.S. dollars)

Note 1. Description of business and summary of significant accounting policies

In the year ended August 31, 2006 (“Fiscal 2006”), the Company incurred a net loss of ($70,182), of which ($63,620) was from con-tinuing operations and ($6,562) was from discontinued operations.

In the first quarter of the year ended August 31, 2006 (“Fiscal 2006”), the decision was made to sell certain businesses to generate liquidity. In December 2005, the Company sold certain assets relating to its franchising business for proceeds totaling $8,000 to a company controlled by Aaron Serruya, a former officer of the Company, who is a director and the brother of Michael Serruya, the President, Chairman and Chief Executive Officer of the Company.

On April 21, 2006, the Company refinanced its then remaining debt by obtaining the following:

1.	a $48,000 senior secured revolving credit facility (the “Corporate Credit Facility”); and

2.
a $25,500 senior secured revolving credit facility consisting of a $8,000 senior secured revolving credit facility and $17,500 of term loans, in which Americana Foods Limited Partnership (“Americana Foods”), which is 50.1% owned by the Company, is the borrower (the “Americana Credit Facility”).

Each of the loans was for an original term of three years and provides for interest at the prime rate (8.25% at August 31, 2006). Each of the credit facilities were unconditionally guaranteed by the Company. See Note 12, “Long-term debt,” and Note 20, “Subsequent events,” for a complete discussion of the Company’s indebtedness.

The proceeds from the borrowings were used to retire all then existing debt.

However, sales generated by the Company continued to lag and the Company incurred significant losses in Fiscal 2006. The Company was in default under its financial covenants at May 31, 2006 and August 31, 2006 with respect to the Corporate Credit Facility and the Americana Credit Facility. During Fiscal 2006, the Board of Directors of the Company approved the active marketing of certain of its business lines for sale, including Eskimo Pie Frozen Distribution, Inc. (“EPFD”), the Company’s direct store door busi-ness and a component of our frozen dessert segment, Value America, substantially all of the Company’s dairy components segment, and CoolBrands Dairy, Inc. (‘CBD”), the Company’s yogurt segment, to generate cash and reduce debt.

On September 14, 2006, the Company completed the sale of the Value America division to an unaffiliated third party for $5,736, and on November 17, 2006, the Company consummated the sale of substantially all of EPFD to an unaffiliated third party for $8,250.

In October 2006, certain of the Company’s subsidiaries, as creditors of Americana Foods, filed an involuntary petition of Bankruptcy against Americana Foods under Chapter 7 of the Federal Bankruptcy Code and Americana Foods ceased operations and was under the jurisdiction of an independent bankruptcy trustee, who is arranging for the sale of the remaining assets. The estimated fair value of Americana Foods’ assets and liabilities subject to settlement and the guaranteed debt are recorded in the accompanying balance sheet.

Additionally, on January 2, 2007, the Company entered into a definitive agreement to sell CBD. Finally, on January 24, 2007, the Company sold, through its subsidiaries Eskimo Pie Corporation and Integrated Brands Inc., their Eskimo Pie and Chipwich Brands and Real Fruit trademark, along with Eskimo Pie soft serve brands and related foodservice business segment to Dreyer’s Grand Ice Cream Inc. (“Dreyer’s”), and utilized a portion of the proceeds to repay the amounts outstanding under the Corporate Credit Facility.

Frozen dessert segment

Revenues in the frozen segment are or have been generated from manufacturing and selling a variety of prepackaged frozen dessert products to distributors, including Eskimo Pie Frozen Distribution (“EPFD”), and various retail establishments including supermarkets, grocery stores, club stores, gourmet shops, delicatessens and convenience stores.

CoolBrands competes in the fast-growing Better for Yo u ice cream category with offerings such as fat-free, non-dairy WholeFruit Sorbet. Better for Yo u offerings by CoolBrands include No Pudge! branded frozen snacks and a line of Better for Kids frozen snacks sold under the Crayola, Justice League, Snapple, Care Bears and Trix Pops brands. CoolBrands also competes in the super premi-um ice cream category with the Dreamery Ice Cream and Godiva Ice Cream brands. In addition, CoolBrands markets a wide variety of “all family” premium ice creams and frozen snacks under brand names including Eskimo Pie, Chipwich, Tropicana and Yoplait. Substantially, all of these businesses are included in the foodservice segment. On January 24, 2007, the Company sold certain assets of the foodservice segments including the brand names, Eskimo Pie and Chipwich to an unaffiliated third party (see Note 20, “Subsequent events”).

COOLBRANDS ANNUAL REPORT 2006

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts expressed in thousands of U.S. dollars)

Notes 1. Description of business and summary of significant accounting policies (cont’d)

CoolBrands’ subsidiary, EPFD, operates a direct store door ice cream distribution system in selected markets in the U.S., serving CoolBrands products and certain Partner Brands to supermarkets, convenience stores and other retail customers. During Fiscal 2006, the Company made the decision to sell EPFD. Accordingly, the assets and liabilities, operating results and cash flows have been classified as assets and liabilities of discontinued operations held for sale, net loss of discontinued operations and net cash flows from discontinued operations, respectively. The Company consummated the sale of substantially all of the net assets of EPFD to an unaffiliated third party on November 17, 2006. (See Note 5, “Discontinued operations,” and Note 20, “Subsequent events,” for a complete discussion.)

CoolBrands’ 50.1% owned subsidiary, Americana Foods, was a manufacturer and supplier of packaged ice cream, frozen yogurt and sorbet products, frozen snacks, soft-serve mixes and other food products to well-known national retailers, food companies and restau-rant chains. Americana Foods manufactured products purchased by the Company for sale and distribution, which in Fiscal 2006 aggregated $21,700 (at cost) or approximately 45% of the purchases by the frozen dessert and foodservice segments.

Yogurt segment

CoolBrands’ subsidiary, CBD, manufactures cup yogurt at its plant located in North Lawrence, New York and markets the products under the Breyers brand pursuant to a trademark rights agreement, which grants the rights in perpetuity, and under the Crème Savers brand pursuant to a long-term license agreement. During Fiscal 2006, the Company made the decision to sell CBD and on January 2, 2007, the Company entered into a definitive agreement to sell CBD to an unaffiliated third party. Accordingly, the assets and lia-bilities, operating results and cash flows of the yogurt segment have been reclassified to assets and liabilities held for sale of discon-tinued operations, net loss from discontinued operations and net cash flows from discontinued operations, respectively. (See Note 5, “Discontinued operations,” and Note 20, “Subsequent events.”)

Dairy components segment

Revenues in the dairy components segment were generated from the manufacturing and selling of various ingredients to the dairy industry and from the manufacturing and selling of flexible packaging, such as private label ice cream novelty wraps. CoolBrands’ dairy components segment manufactures and sells a full line of quality flavours, chocolate coatings, fudge sauces, powders for choco-late milk, eggnog bases and other ingredients. During Fiscal 2006, the Company made the decision to sell the Value America divi-sion, which represents substantially all of the dairy components segment, and consummated a sale to an unaffiliated third party in September 2006. Accordingly, the assets and liabilities, operating results and cash flows have been classified as assets and liabili-ties of discontinued operations held for sale, net loss of discontinued operations and net cash flows from discontinued operations, respectively. (See Note 5, “Discontinued operations,” and Note 20, “Subsequent events.”)

Foodservice segment

Revenues in the foodservice segment were generated from manufacturing and selling soft-serve yogurt and premium ice cream mixes to broad-line foodservice distributors, yogurt shops and other foodservice establishments which, in turn, sell soft-serve ice cream and yogurt products to consumers. On January 24, 2007, the Company sold, through its subsidiaries Eskimo Pie Corporation and Integrated Brands Inc., their Eskimo Pie and Chipwich Brands and Real Fruit trademark, along with Eskimo Pie soft serve brands and related foodservice business segment to Dreyer’s, an indirect subsidiary of Nestlé S.A. (See Note 20, “Subsequent events.”)

Basis of presentation

The consolidated financial statements are prepared by management using accounting principles generally accepted in the United States and include all wholly and majority owned subsidiaries. All significant intercompany transactions of consolidated subsidiaries are eliminated. Acquisitions recorded as purchases are included in the statement of operations from the date of acquisition. All amounts are reported in U.S. dollars unless otherwise indicated.

Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimated.

Cash

All highly liquid commercial paper purchased with maturities of three months or less is classified as a cash equivalent. Cash equiv-alents are stated at cost, which approximates market value.

COOLBRANDS ANNUAL REPORT 2006

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts expressed in thousands of U.S. dollars)

Notes 1. Description of business and summary of significant accounting policies (cont’d)

Investments

The Company’s investment portfolio consisted of investments in Auction rate securities. Auction rate securities are variable rate bonds tied to short-term interest rates with maturities on the face of the securities in excess of 90 days. The Company evaluates whether to redeem or rollover each security no later than every 35 days. At August 31, 2006 and 2005, the Company had investment bal-ances of Nil and $7,500, respectively.

Inventories

Inventories consist primarily of ice cream, frozen yogurt and frozen dessert products, food supplies and packaging. Inventories are valued at the lower of cost and net realizable value, with cost determined principally by the first-in, first-out (FIFO) method.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of buildings and machinery and equip-ment is provided by the straight-line or declining balance methods, using the estimated useful lives of the assets, principally 20 to 38 years and 2 to 10 years, respectively.

Intangible and other assets

Intangible and other assets consist of license agreements, trademarks, trademark rights and other assets. Amortizing intangibles are stated at cost less accumulated amortization and allowances for impairment. Amortization is provided by the straight-line method using the terms of the agreements, which range from 4 to 20 years.

Goodwill and other non-amortizable intangible assets

In accordance with Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” (“Statement 142”), goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but instead are to be tested for impairment at least annually or earlier if there are impairment indicators. Other intangible assets continue to be amortized over their estimated use-ful lives. Goodwill is tested for impairment using a two step process that begins with an estimation of the fair value of each reporting unit. The fair value of each reporting unit is determined using a combination of valuation approaches including an income approach consisting of a discounted cash flow analysis and a market multiple approach. The fair value of the reporting unit is compared to its carrying value. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is meas-ured as the difference between the carrying value and implied fair value of goodwill, which is determined using discounted cash flows. Impairment testing for non-amortizable intangible assets requires a comparison between fair value and carrying value of the intangi-ble asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value.

During Fiscal 2006, the Company recorded a provision for impairment of $5,428 with respect to the goodwill of the yogurt segment (see Note 5, “Discontinued operations,” for further discussion). The impairment of the goodwill of the yogurt segment is included in net loss of discontinued operations. Additionally, the Company incurred losses on impairment totaling $21,289 with respect to:

1.	The loss on impairment incurred with respect to certain licenses not likely to continue and related prepaid packaging and design cost totaling $3,609; and

2.
The loss on impairment of goodwill of $3,500 incurred with respect to the frozen dessert segment to recognize the deterioration of the business as the result of the abandonment or termination of various licensing agreements; and

3.	The loss on impairment of $1,890 related to certain property, plant and equipment currently in storage; and

4.	The loss on impairment of $1,140 relating to deferred acquisition costs, prepaid royalties and net receivables of Americana Foods; and

5.
The loss on impairment of $11,150 to recognize the loss in value of the assets of Americana Foods in bankruptcy (accounts receivable - $1,500, inventory - $5,750 and property, plant and equipment - $3,900).

During Fiscal 2005, the Company completed its annual impairment testing of goodwill and intangible assets. A goodwill impairment charge of $48,701 was taken in the Company’s frozen dessert segment. The impairment charge in the frozen dessert product seg-ment is the result of the loss of the Weight Watchers licensing agreement as well as declining sales of the Atkins and our base busi-ness product lines and the resulting decline in cash flows. This review also resulted in a $1,401 intangible asset impairment charge for the Company’s frozen dessert segment. Significant assumptions used in measuring the impairments included the timing and amount of estimated future cash flows for reporting units and intangible assets, and where applicable, an analysis of guideline trans-action market multiples.

COOLBRANDS ANNUAL REPORT 2006

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts expressed in thousands of U.S. dollars)

Notes 1. Description of business and summary of significant accounting policies (cont’d)

For the year ended August 31, 2005 (“Fiscal 2005”), CoolBrands International Inc. (the “Company”) incurred a net loss of $74,070, which was primarily attributable to:

1.	the non-cash impairment charges totaling $55,525 relating to goodwill and intangible assets of the Company’s frozen dessert and franchising segments; and

2.
the discontinuation of the Weight Watchers Smart Ones brand products and the decline in other frozen dessert brands, which was partially offset by the sales of the Breyers yogurt business acquired in March 2005 and a change in the Company’s arrangement with Dreyer’s.

As of August 31, 2005, the Company had approximately $60,962 of outstanding debt, of which $52,714 was classified as current liabilities.

Long-lived assets

The Company’s other long-lived assets include property, plant and equipment and amortizable intangible assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of any of these assets may not be recoverable, the Company will assess the recoverability of such assets based upon estimated undiscount-ed cash flow forecasts, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” When any such impairment exists, the related assets will be written down to fair value.

During fourth quarter of Fiscal 2006, based upon market analysis and other third party information, the Company recorded a provi-sion for impairment of $5,790 with respect to property, plant and equipment which includes $3,900 with respect to Americana Foods.

During the fourth quarter of Fiscal 2005, due to the presence of indicators, the Company completed impairment testing of other long-lived assets. This review resulted in a $483 impairment of property, plant and equipment.

Revenue recognition

Revenue from sales of the Company’s products is recognized at the time of sale, which is generally when products are shipped to customers.

Revenue from drayage is recognized at the time the product is delivered for the vendor to their customer by the Company and is pri-marily earned for the delivery of products to Dreyer’s scanned based trading customers. Substantially all of the drayage income is earned in EPFD and was included in discontinued operations for Fiscal 2006 and Fiscal 2005.

Product introduction expenditures

Product introduction expenditures (i.e. slotting fees) are recognized as reductions of revenues at the time product introduction offers are accepted by our customers, which for measurement purposes is at the time of the first shipment of the product to each customer.

Advertising

The Company spends a significant amount of its advertising dollars with its supermarket customers in the form of co-operative adver-tising in the chains’ weekly circulars. The remainder of the Company’s advertising is spent on media and other direct advertising. All advertising costs are expensed as incurred. The Company spent $5,274 on advertising for Fiscal 2006 in continuing operations as compared to $6,937 for Fiscal 2005.

Financial instruments

The carrying amount of financial instruments including cash, investments, restricted cash, receivables, receivables - affiliates, accounts payable, payables - affiliates, accrued liabilities and income taxes payable and income taxes recoverable approximates fair value at August 31, 2006 and 2005 because of the relatively short maturity of these instruments. The fair value of short term borrow-ings and long-term debt are disclosed in Note 12, “Long-term Debt.” The carrying amount of long-term debt approximates fair value at August 31, 2006 and 2005 because of their variable interest rates. The carrying amount of other liabilities approximates fair value at August 31, 2006 and 2005 because the fair value estimates are based upon pertinent information available to management at August 31, 2006 and 2005.

COOLBRANDS ANNUAL REPORT 2006

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts expressed in thousands of U.S. dollars)

Notes 1. Description of business and summary of significant accounting policies (cont’d)

Concentration of credit risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash, investments and receivables. The Company attempts to minimize credit risk with respect to receivables by reviewing customers’ credit history before extending credit, and by regularly monitoring customers’ credit exposure. The Company establishes an allowance for doubt-ful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

Loss per share

The Company uses the treasury stock method to determine diluted earnings per share. The following table presents the numerators and denominators used in the basic and diluted loss per share calculations:

	2006	2005
Numerator:
Net loss from continuing operations	$(63,620)	$(69,016)
Net loss from discontinued operations	(6,562)	(5,054)
Net loss	$(70,182)	$(74,070)
Denominator:
Basic weighted average shares outstanding	56,047	55,924
Dilutive effect of stock awards	-	-
	56,047	55,924
Net loss from continued operations - basic and diluted	$(1.13)	$(1.23)
Net loss from discontinued operations - basic and diluted	(0.12)	(0.09)
Net loss - basic and diluted	$(1.25)	$(1.32)

Diluted net loss per share for Fiscal 2006 and Fiscal 2005 is equal to basic net loss per share because the effect of common stock equivalents is anti-dilutive. Potentially dilutive securities, calculated in terms of weighted-average share equivalent of stock options outstanding, are excluded from the calculations of diluted net loss per share when their inclusion would have anti-dilutive effect. During Fiscal 2006 and Fiscal 2005, Nil and 145 shares, respectively, of potentially dilutive securities were excluded from weighted-average share calculation for purposes of calculating weighted-average diluted shares and diluted loss per share.

Foreign currency translation

Translation gains or losses of accounts of foreign subsidiaries considered financially and operationally self-sustaining are deferred as a separate component of shareholders’ equity until there has been a realized reduction in the net investment.

Foreign currencies are translated into U.S. dollars using the average exchange rate for the year for items included in the Consolidated Statements of Operations. Foreign currencies are translated into U.S. dollars using the current rate for assets and liabilities included in the consolidated balance sheets except for earnings reinvested in the business, which are translated at historical rates.

Income taxes

Income taxes are calculated using the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable or receivable for the current period. Deferred income tax assets and lia-bilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

New accounting pronouncements

In May 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”). SFAS 154 requires companies to recognize changes in accounting principle, including changes required by a new accounting pronouncement when the pronouncement does not include specific transition provisions, retrospectively to prior periods’ financial statements. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Adoption of SFAS 154 did not have a material effect on the Company’s financial position, results of operations or cash flows.

COOLBRANDS ANNUAL REPORT 2006

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts expressed in thousands of U.S. dollars)

Notes 1. Description of business and summary of significant accounting policies (cont’d)

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first annual report-ing period that begins after June 15, 2005. Under SFAS 123R, the pro forma disclosures previously permitted under SFAS 123 are no longer an alternative to financial statement recognition. The adoption of SFAS 123R did not have a material impact on the Company’s financial position, results of operations or cash flows.

On July 13, 2006, the FASB issued FASB Interpretation (“Interpretation”) No. 48, “Accounting for Uncertainty in Income Taxes” (“Interpretation 48”). Interpretation 48 is effective for fiscal years beginning after December 15, 2006 and applies to all tax positions accounted for under SFAS No. 109, “Accounting for Income Taxes.” The Company intends to adopt Interpretation 48 for its fiscal year ending August 31, 2007 (“Fiscal 2007”) and will adopt Interpretation 48 by adjusting its tax liabilities and retained earnings for the cumulative effect of adjusting its tax benefits for uncertain tax positions, if any. The Company is still evaluating Interpretation 48 and its impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability in an orderly transaction between market participants. Further, the standard establishes a framework for measuring fair value under generally accepted accounting principles and expands certain disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS 157 will have a material impact on its consolidated financial position, results of oper-ations or cash flows.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans” (“SFAS 158”). SFAS 158 requires a company to recognize on its balance sheet the funded status of its defined benefit pen-sion plan as an asset or liability and to recognize changes in that funded status in the year in which the changes occur through accu-mulated other comprehensive income. SFAS 158 is effective for fiscal years ending after December 15, 2006. The Company does not expect the adoption of SFAS 158 to have a material effect on its financial position, results of operations or cash flows.

Note 2. Going concern

In Fiscal 2006, the Company continued to generate significant losses in its core frozen dessert segment. At August 31, 2006, the Company was in default under both its Corporate Credit Facility and its Americana Credit Facility. Additionally, at August 31, 2006, the Company had negative working capital of $23,992. In November 2006, a company controlled by Michael Serruya, currently the President, Chairman and CEO of the Company, acquired the debt outstanding under the Americana Credit Facility from the lender and established a $5,000 letter of credit to secure a portion of the Corporate Credit Facility. On January 24, 2007, the Company com-pleted the sale of its foodservice segment including the Chipwich and Eskimo Pie licenses and repaid the amount outstanding under the Corporate Credit Facility. On January 2, 2007, the Company entered into a definitive agreement to sell CBD. Additionally, man-agement has significantly reduced staff and related expenses to reduce the Company’s operating costs and has begun to seek short-term financing. However, without the sale of CBD, or some other financing, the Company may not be able to meet its obligations and not be able to continue as a going concern. Management is assessing whether to sell the Company’s remaining assets or to rebuild the Company.

Note 3. Pro forma adjustments

During Fiscal 2006, Americana Foods, a majority owned subsidiary, continued to generate significant losses and was in default under the Americana Credit Facility at August 31, 2006. In October 2006, certain of the Company’s subsidiaries, as creditors of Americana Foods, filed an involuntary petition of bankruptcy against Americana Foods under Chapter 7 of the Federal Bankruptcy Code and Americana Foods ceased operations. Because generally accepted accounting principles do not permit classifying Americana Foods as a discontinued operation, the Company has provided below a balance sheet and statement of operations as of and for the year ended August 31, 2006, pro forma results removing the operating results of American Foods from its continuing operations, and stat-ing Americana Foods’ operating results separately in discontinued operations. Management has provided this pro forma information due to a loss of control over the subsidiary as a result of the aforementioned bankruptcy filing subsequent to the Company’s year end and expected liquidation. The pro forma adjustments are intended to eliminate the impact of Americana Foods on the Company’s consolidated financial statements as of August 31, 2006 and to present what the financial position and results of operations of the Company’s remaining operations were as of and for the year ended August 31, 2006.

The pro forma column reflects the reclassification of the assets, liabilities and accumulated deficit and the operating results of Americana Foods, as consolidated in the balance sheet and statement of operations as of and for the year ended August 31, 2006.

COOLBRANDS ANNUAL REPORT 2006

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts expressed in thousands of U.S. dollars)

Notes 3. Pro forma adjustments (cont’d)

		Pro forma	2006 Pro forma
	2006	adjustment	(Unaudited)	2005
Assets
Current assets:
Cash	$393		$393	$24,062
Investments	-		-	7,500
Restricted cash	-		-	10,000
Receivables, net	12,780	(6,082)	6,698	22,833
Receivables - affiliates	-		-	1,780
Inventories	9,131	(1,570)	7,561	29,918
Current assets of discontinued operations held for sale	38,142		38,142	52,719
Income taxes recoverable	11,000		11,000	9,767
Prepaid expenses	819		819	1,490
Deferred income taxes, net of valuation allowance	-		-	5,148
Current assets of Americana Foods	-	7,652	7,652	-
Total current assets	72,265	-	72,265	165,217
Non-current assets of discontinued operations held for sale	51,927		51,927	64,453
Deferred income taxes, net of valuation allowance	-		-	14,799
Property, plant and equipment	23,051	(18,386)	4,665	31,976
Property, plant and equipment of Americana Foods	-	18,386	18,386	-
Intangible and other assets	1,515		1,515	5,857
Goodwill	11,790		11,790	15,543
	$160,548	-	$160,548	$297,845
Liabilities and Shareholders’ Equity
Current liabilities:
Notes payable in default	$10,077		$10,077	$-
Notes payable of majority owned subsidiary in default	23,501	(23,501)	-	-
Accounts payable	20,462	(8,735)	11,727	28,198
Accrued liabilities	14,900	(3,955)	10,945	21,106
Payables - affiliates	-		-	620
Income taxes payable	140		140	-
Deferred income taxes, net of valuation allowance	-		-	93
Current liabilities of discontinued operations held for sale	22,890		22,890	34,009
Current liabilities of Americana Foods	-	36,191	36,191
Short term borrowings	-		-	34,553
Current maturities of long-term debt	-		-	18,161
Other liabilities	4,287		4,287
Total current liabilities	96,257	-	96,257	136,740
Other liabilities	-		-	2,442
Non-current liabilities of discontinued operations held for sale	825		825	684
Long-term debt, including obligations under capital lease	348		348	8,248
Deferred income taxes	2,000		2,000	6,140
Total liabilities	99,430	-	99,430	154,254
Minority interest	-		-	5,185
Commitments and contingencies
Shareholders’ Equity:
Capital stock	97,804		97,804	97,578
Additional paid-in capital	38,812		38,812	46,376
Accumulated other comprehensive losses	(1,464)		(1,464)	(1,696)
Accumulated deficit	(74,034)	10,153	(63,881)	(3,852)
Deficit of Americana Foods	-	(10,153)	(10,153)	-
Total shareholders’ equity	61,118	-	61,118	138,406
	$160,548	-	$160,548	$297,845

COOLBRANDS ANNUAL REPORT 2006

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts expressed in thousands of U.S. dollars)

Notes 3. Pro forma adjustments (cont’d)

		Pro forma	2006 Pro forma
	2006	adjustment	(Unaudited)	2005
Net revenues:
Net sales	$96,936	$(50,745)	$46,191	$142,873
Other income	2,412	(145)	2,267	6,837
Total net revenues	99,348	(50,890)	48,458	149,710
Cost of goods sold	110,718	(61,294)	49,424	142,181
Selling, general and administrative expenses	40,101	(5,574)	34,527	37,530
Interest expense	2,000	(1,599)	401	1,687
Asset impairment	21,289	(11,150)	10,139	51,141
Gain on sale of building	-	-	-	(3,515)
Loss from continuing operations before income taxes and minority interest	(74,760)	28,727	(46,033)	(79,314)
Minority interest	5,185	(5,185)	-	2,700
Loss from continuing operations before income taxes	(69,575)	23,542	(46,033)	(76,614)
(Recovery of) provision for income taxes:
Current	(11,100)	-	(11,100)	(8,439)
Deferred	5,145	-	5,145	841
	(5,955)	-	(5,955)	(7,598)
Net loss from continuing operations	(63,620)	23,542	(40,078)	(69,016)
Discontinued operations:
Loss from operations of discontinued operations	(6,972)	-	(6,972)	(5,054)
Gain on sale of franchising segment	410	-	410
Loss generated by majority owned subsidiary, net of minority interest	-	(23,542)	(23,542)	-
Net loss from discontinued operations	(6,562)	(23,542)	(30,104)	(5,054)
Net loss	$(70,182)	-	$(70,182)	$(74,070)
Per share data:
Loss per share (basic and diluted):
Continuing operations	$(1.13)		$(0.71)	$(1.23)
Discontinued operations	(0.12)		(0.54)	(0.09)
	$(1.25)		$(1.25)	$(1.32)
Weighted average shares outstanding:
Shares used in per share calculation - basic and diluted	56,047		56,047	55,924

COOLBRANDS ANNUAL REPORT 2006

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts expressed in thousands of U.S. dollars)

Note 4. Reclassifications

Certain Fiscal 2005 amounts have been reclassified to conform to the Fiscal 2006 presentation. Certain assets and liabilities relat-ing to the franchising and licensing segment, Value America, substantially all of the dairy components segment, EPFD, a component of the frozen dessert segment, and CBD, the yogurt segment, have been classified as assets and liabilities of discontinued opera-tions held for sale on the Company’s consolidated balance sheets as of August 31, 2006 and 2005, the components of the related operating results of those entities have been reclassified to net loss from discontinued operations on the Company’s consolidated statements of operations and the components of cash flows have been reclassified to net cash flows from discontinued operations for the years then ended. Additionally, due to continued losses, the Company, through certain of its subsidiaries, as creditors of Americana Foods, filed an involuntary petition of bankruptcy against Americana Foods under Chapter 7 of the Federal Bankruptcy Code and Americana Foods ceased operations.

Note 5. Discontinued operations

Effective December 23, 2005, the Company sold substantially all of its franchising and licensing segment to International Franchise Corp. for a cash consideration of $8,000 in a related party transaction. International Franchise Corp. is a company controlled by Aaron Serruya, a director of CoolBrands and the former senior executive who was responsible for the franchising division at CoolBrands, who is the brother of Michael Serruya, the Company’s President, Chairman and CEO. Mr. Serruya resigned as executive vice presi-dent of CoolBrands as a result of this transaction, but continues as a director. The sale transaction was reviewed and unanimously recommended to the Board of Directors of CoolBrands by a committee of independent directors of CoolBrands, and was unanimous-ly approved by the Board of Directors of CoolBrands.

As a part of their review of the transaction, the independent committee and the Board of Directors received a fairness opinion from Duff & Phelps, LLC who acted as exclusive financial advisor to CoolBrands and who assisted CoolBrands in marketing the division to potential buyers.

During Fiscal 2006, the Company’s Board of Directors approved the decision to sell its Value America division, part of its dairy com-ponents segment, Eskimo Pie Frozen Distribution, part of its frozen dessert segment, and CBD, its yogurt segment and we began actively marketing these businesses for sale.

On September 1, 2006, Eskimo Pie Corporation, a wholly owned subsidiary of the Company, entered into an asset purchase agree-ment with Denali New Berlin, LLC and Denali Ingredients, LLC to sell its Value America flavor and ingredients division, which com-prised substantially all of the dairy components segment. The sale of assets was consummated September 14, 2006 for a price of $8,250, which exceeded the carrying value of the assets sold, of which $7,500 was paid in cash and $ 750 was placed in escrow sub-ject to collection of certain accounts receivable. The Company classified the assets and liabilities of Value America as assets and lia-bilities of discontinued operations held for sale on the balance sheet as of August 31, 2006 and included the components of its oper-ating results in net loss from discontinued operations on the statement of operations and the components of cash flows as net cash flows from discontinued operations for Fiscal 2006. Additionally, the Company classified the assets and liabilities of Value America as assets and liabilities of discontinued operations held for sale on the consolidated balance sheet as of August 31,2005 and classi-fied the components of operating results of Value America into net loss from discontinued operations and classified its cash flows as cash flows from discontinued operations for Fiscal 2005.

On November 14, 2006, the Company announced that its wholly owned subsidiary, Eskimo Frozen Distribution Inc (“EPFD”) had entered into a definitive agreement to sell substantially all of its direct store door (“DSD”) frozen distribution assets in Florida, California, Oregon and Washington for a net sales price of $5,736, which equaled the carrying value of the related assets acquired net of the liabilities assumed, to an unaffiliated third party. The transaction closed on November 17, 2006. The Company classified the assets and liabilities of EPFD as assets and liabilities of discontinued operations held for sale on the balance sheet as of August 31, 2006 and included the components of operating results of EPFD as net loss from discontinued operations on the consolidated statement of operations and its cash flows as cash flows from discontinued operations for Fiscal 2006. Additionally, the Company classified the assets and liabilities of EPFD as assets and liabilities of discontinued operations held for sale on the consolidated bal-ance sheet as of August 31, 2005 and classified the components of operating results to net loss from discontinued operations on the consolidated statement of operations and classified the cash flows as cash flows from discontinued operations for Fiscal 2005.

On January 2, 2007, the Company entered into a definitive agreement to sell CBD, which includes the yogurt business acquired from Kraft Inc. in 2005, to an unaffiliated third party. The Company recorded a loss on impairment of $5,428 to adjust the carrying value of CBD’s net assets to approximate fair value based upon the definitive agreement. The Company classified CBD’s net assets and liabilities as assets and liabilities of discontinued operations held for sale on the consolidated balance sheet as of August 31, 2006 and included the components of operating results in net loss from discontinued operations on the consolidated statement of opera-tions and its cash flows as cash flows from discontinued operations for Fiscal 2006. Additionally, as of and for the year ended August 31, 2005, the Company has classified the assets and liabilities of CBD as assets and liabilities of discontinued operations held for sale on the consolidated balance sheet and included the components of operating results of CBD in net loss from discontinued oper-ations on the consolidated statement of operations and the cash flows of CBD as cash flows from discontinued operations.

COOLBRANDS ANNUAL REPORT 2006

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts expressed in thousands of U.S. dollars)

Notes 5. Discontinued operations (cont’d)

Below is a condensed schedule, by operating segment as previously reported, of the assets and liabilities held for sale of discontin-ued operations and the respective operating results for each of the years presented:

	Frozen dessert		Franchising and			Dairy components
	(EPFD	)	licensing	Yogurt (CBD	)	(Value America	)	Total
August 31, 2006
Total current assets	$19,197			$14,441		$4,504		$38,142
Total non-current assets	65			49,132		2,730		51,927
Total current liabilities	9,915			11,949		1,026		22,890
Total non-current liabilities				825				825
Net assets	$9,347		-	$50,799		$6,208		$66,354

For the year ended August 31, 2006
Total revenue	$128,103		$3,613	$109,304		$19,057		$260,077
Cost of sales	131,251		2,122	95,143		15,042		243,558
Selling, general, and administrative expenses	3,640		1,684	8,891		1,651		15,866
Interest expense				2,197				2,197
Asset impairment				5,428				5,428
(Loss) income	$(6,788)		$(193)	$(2,355)		$2,364		$(6,972)

	Frozen dessert	Franchising and			Dairy components
	(EPFD )	licensing	Yogurt (CBD	)	(Value America	)	Total
August 31, 2005
Total current assets	$27,925	$3,425	$16,039		$5,330		$52,719
Total non-current assets	330	6,681	54,538		2,904		64,453
Total liabilities	16,680	2,378	13,331		1,620		34,009
Total non-current liabilities	6	678					684
Net assets	$11,569	$7,050	$57,246		$6,614		$82,479

For the year ended August 31, 2005
Total revenue	$157,557	$16,102	$44,007		$17,769		$235,435
Cost of sales	159,858	9,017	36,638		13,895		219,408
Selling, general, and administrative expenses	4,879	5,109	4,993		1,579		16,560
Interest expense		7	891				898
Asset impairment		4,384					4,384
Income tax (benefit) expense	(2,826)	2,025					(801)
Other (income) expense	(120)	160					(114)
Loss income	$(4,234)	$(4,600)	$1,485		$2,295		$(5,054)

See Note 20, “Subsequent events,” for a further discussion of Discontinued operations.

COOLBRANDS ANNUAL REPORT 2006

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts expressed in thousands of U.S. dollars)

Note 6. Acquisitions

Fiscal 2005 Acquisitions

On March 27, 2005, the Company completed the acquisition of the yogurt business of Kraft Foods, Inc. The acquired brands includ-ed Breyers Fruit on the Bottom, Light and Crème Savers cup yogurt varieties and Cream Savers Smoothie drinkable yogurt and included substantially all of Kraft’s assets related to its yogurt business, including a license for the Breyers trademark, a license for the Crème Savers trademark, a license for the Light ’n Lively trademark and Kraft’s manufacturing facility in North Lawrence, New York. The purpose of this acquisition was to diversify the Company’s business and to reduce its concentration of operations in the frozen dessert segment. Factors that contributed to the purchase price and resulting goodwill were based upon negotiations with the seller and the valuation of the business based upon expected future contributions to net earnings and cash flow.

The following is a summary of the assets and liabilities acquired and the fair value assigned thereto, and the purchase consideration given:

Fair value acquired:

Current assets	$5,373
Property, plant and equipment	11,846
Trademark rights	15,000
Goodwill	27,582
59,801
Less: Liabilities	(649)
$59,152

Purchase consideration:

Cash	$17,500
Acquisition costs	1,652
Bank loan	40,000
$59,152

Pro forma results of operations

The following table summarizes unaudited pro forma financial information assuming the acquisition of the Breyers yogurt business had occurred at the beginning of Fiscal 2005. This pro forma financial information is for informational purposes only and does not reflect any operating inefficiencies which may result from the acquisition of the Breyers yogurt business transaction and, therefore, is not necessarily indicative of results that would have been achieved had the businesses been combined throughout the period pre-sented. In addition, the preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contin-gent assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The pro forma adjustments use estimates and assumptions based on information available at the time of preparation. Management believes that the estimates and assumptions are reasonable and that the significant effects of the acquisition of Breyers yogurt business are reasonable and significant effects of the acquisition of Breyers yogurt business are properly reflected. However, actual results may differ from these estimates and assumptions.

2005
(In thousands, except per share amounts)
Pro forma total net revenues	$434,728
Pro forma net loss	$(69,908)
Pro forma net loss per share basic and diluted	$(1.25)

As of August 31, 2006, CBD, which includes the Breyers yogurt business, was being marketed for sale by the Company. Accordingly, the assets and liabilities of CBD are included in assets and liabilities held for sale of discontinued operations on the consolidated bal-ance sheets as of August 31, 2006 and 2005, the components of the related operating results have been classified to net loss from discontinued operations for each of the years then ended, and the components of net cash flows have been included in net cash flows from discontinued operations for the years then ended.

COOLBRANDS ANNUAL REPORT 2006

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts expressed in thousands of U.S. dollars)

Note 6. Acquisitions (cont’d)

In April 2005, the Company acquired the assets of Zipp Manufacturing, Inc., a manufacturer of flavors and ingredients. The assets and related business of Zipp Manufacturing were acquired to provide additional volume to our dairy components segment which has excess capacity. The primary factors that contributed to the purchase price and resulting goodwill were based upon negotiations with the seller, the Company’s desire for additional production volume and the resulting projected incremental earnings and cash flow.

The following is a summary of the assets and liabilities acquired and the fair value assigned thereto, and the purchase consideration given:

Fair value acquired:

Current assets	$208
Equipment	80
Goodwill	258
546
Less: Liabilities	(89)
$457

Purchase consideration:
Cash	$457

As of August 31, 2006, the business of Zipp Manufacturing, which is a component of the dairy component segment, was being mar-keted for sale. Accordingly, the assets and liabilities of Zipp Manufacturing are included in assets and liabilities held for sale of dis-continued operations on the consolidated balance sheets as of August 31, 2006 and 2005, the components of the related operating results have been classified to net loss from discontinued operations for each of the years then ended, and the components of net cash flows have been included in net cash flows from discontinued operations for the years then ended.

Note 7. Receivables, net

	2006	2005 As previously reported	Amounts reclassified to discontinued operations	2005
Trade accounts receivable	$13,177	$57,213	$(33,545)	$23,668
Franchise and license fees receivable	-	324	(214)	110
Notes receivable, current maturities	12	97	(97)	-
	13,189	57,634	(33,856)	23,778
Less allowance for doubtful accounts	(409)	(3,108)	2,163	(945)
	12,780	54,526	(31,693)	$22,833
Due from affiliates	-	-	-	1,780
	$12,780			$24,613

Allowance for doubtful accounts:

Year ended August 31, 2004	$3,164
Charges to costs and expenses	1,846
Reserve utilized	(1,902)
Balance August 31, 2005 as previously reported	3,108
Reclassified to net assets held for sale of discontinued operations	(2,163)
Ending balance August 31, 2005	945
Charges to costs and expenses	1,331
Reserve utilized	(1,867)
Ending balance August 31, 2006	$409

One customer accounted for 10.2% and 17.0% of net sales from continuing operations in Fiscal 2006 and Fiscal 2005, respectively.

COOLBRANDS ANNUAL REPORT 2006

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts expressed in thousands of U.S. dollars)

Note 8. Inventories

	2006	2005 As previously reported	Amounts reclassified to discontinued operations	2005
Raw materials and packaging	$2,510	$35,304	$(6,052)	$29,252
Finished goods	6,621	14,651	(13,985)	666
	$9,131	$49,955	$(20,037)	$29,918

Note 9. Property, plant and equipment

			Amounts
		2005 As previously	reclassified to discontinued
	2006	reported	operations	2005
Land	$122	$1,577	$(200)	$1,377
Building, machinery and equipment	13,199	54,704	(21,600)	33,104
Leasehold improvements	827	1,740	(1,336)	404
Land, building and machinery and equipment of Americana Foods, net of accumulated depreciation and allowance for impairment	18,386
	32,534	58,021	(23,136)	34,885
Less accumulated depreciation, amortization and allowance for impairment
Building, machinery and equipment	9,082	9,403	(6,686)	2,717
Leasehold improvements	401	979	(787)	192
	$23,051	$47,639	$(15,663)	$31,976

Note 10. Intangible and other assets and goodwill

Definite life intangible assets are amortized over their estimated useful lives. The Company is required to conduct an annual review of goodwill and intangible assets for potential impairment. Goodwill impairment testing requires a comparison between the carrying value and fair value of each reporting unit. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and implied fair value of goodwill, which is determined using discounted cash flows. Impairment testing for non-amortizable intangible assets requires a comparison between fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value. During the fourth quarter of Fiscal 2006, the Company determined that due to the continued deterioration of the Company’s business in the marketplace, that certain of its good will had been impaired. Accordingly, the Company recorded a loss on impairment of $3,500 in Fiscal 2006 to reflect this loss in value. During the fourth quarter of Fiscal 2005, the Company complet-ed its annual review of goodwill and intangible assets. This review resulted in a $2,941 non-cash pre tax charge related to intangible asset impairment and a non-cash pre tax charge of $52,101 related to goodwill impairment.

COOLBRANDS ANNUAL REPORT 2006

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts expressed in thousands of U.S. dollars)

Note 10. Intangible and other assets and goodwill (cont’d)

At August 31, 2006 and 2005 goodwill by reportable segment was as follows:

	2006	2005
Frozen dessert (a)	$488	$3,752
Yogurt	-	27,582
Foodservice (b)	11,302	11,302
Franchising and licensing	-	4,446
Dairy components	-	745
Total goodwill, as originally reported	11,790	47,827
Less goodwill included in net assets held for sale of discontinued operations:
Franchising and licensing		4,446
Yogurt		27,582
Dairy components		256
Total goodwill	$11,790	$15,543

(a)
A subsidiary, formerly part of the dairy components segment, has been included in the frozen dessert segment due to the reclassification of substantially all of the balance of the dairy components segment to discontinued operations. Accordingly, the goodwill on the books of the subsidiary has been moved to the frozen dessert segment.

(b)	The foodservice segment was sold on January 24, 2007 for an amount in excess of its carrying value (See Note 20, “Subsequent events”).

Intangible assets at August 31, 2006 and 2005 were as follows:

	2006		2005
	Gross carrying amount	Accumulated amortization and allowance for impairment	Gross carrying amount	Accumulated amortization
Non-amortizable intangible assets	$-	$15,000	$-	$-
Amortizable intangible assets	934	263	8,126	3,362
Other assets	844	-	2,605
	1,778	263	25,731	3,362
Intangible and other assets classified as assets held for sale	-	-	(17,392)	(880)
Total intangible assets and other assets	$1,778	$263	$8,339	$2,482

Non-amortizable intangible assets are substantially comprised of trademark rights purchased through an acquisition. Amortizable intangible assets consist primarily of certain trademarks and license agreements. Pre-tax amortization expense for intangible assets was $360 and $445 for the years ended August 31, 2006 and 2005 respectively. Amortization expense for each of the next five years is currently estimated to be $42 or less.

The movement of gross carrying amounts in goodwill and intangible and other assets is as follows:

		2006		2005
	Goodwill	Intangible and other assets	Goodwill	Intangible and other assets
Balance at August 31	$15,543	$5,857	$72,088	$16,485
Changes due to:
Acquisitions		3,577	27,840	15,000
Goodwill impairment	(3,500)	-	(52,101)
Intangible asset impairment		(3,609)		(2,941)
Other	(253)	(4,310)	47,827	(2,813)
	11,790	1,515		25,731
Goodwill and intangibles and other assets classified as assets held			$(32,284)	$(19,874)
Balance at August 31	$11,790	$1,515	15,543	5,857

COOLBRANDS ANNUAL REPORT 2006

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts expressed in thousands of U.S. dollars)

Note 11. Short-term borrowings

	2006	2005
Secured	$-	$30,000
Secured - Americana	$-	$4,553

2005 Credit Facilities

The Company, through a U.S. subsidiary, borrowed $40,000 to finance the acquisition (the “Term Loan”) of the Breyers yogurt busi-ness from Kraft in March 2005. The Term Loan originally required monthly payments of interest only and repayment, in full, of the $40,000 principal balance on November 1, 2005. Interest was payable monthly with interest rates fluctuating with changes in the prime lending or Libor rate and the ratio of funded debt to EBITDA. The interest rates plus applicable margin are the lower of prime plus 0.5% or Libor plus 2.5% (6.02% at August 31, 2005). On August 23, 2005, the Company made a principal payment of $10,000 and as of August 31, 2005 the term loan balance was $30,000. On September 2, 2005, the Company entered into an amendment (“Amendment”) to all of its credit facilities. The Amendment extended the maturity date from November 1, 2005 to January 3, 2006 and waived defaults of its financial covenants resulting from the Company’s financial performance. Effective December 31, 2005, the existing credit facilities were extended to April 3, 2006 and then were extended to May 3, 2006. The Term Loan was repaid in full in April 2006 as part of the overall refinancing described below in Note 12, “Long-term debt.”

On April 27, 2005 Americana Foods, which is owned 50.1% by the Company, borrowed $4,553 (the “Building Loan”) to purchase a building and adjacent acreage. The Building Loan terms required monthly, interest-only payments until the April 27, 2006 anniversary date of the note. The Building Loan carried interest at prime plus 0.5% (7.0% at August 31, 2005). The Building Loan was repaid in full in April 2006 as part of the overall refinancing described below in Note 12, “Long-term debt.”

Note 12. Long-term debt
	2006	2005
Senior secured revolving credit facility in default	$10,077	$-
Senior secured revolving credit facility in default- Americana	6,418	-
Term loans in default, secured - Americana	17,083	-
Term loan, secured	-	10,500
Term loan, secured - Americana	-	8,610
Revolving loan, secured - Americana	-	7,145
Capitalized leases	500	154
	34,078	26,409
Less: Current maturities	-	18,161
Current maturities due to default status	33,578	-
Current maturities of capitalized leases, included in accrued liabilities	152	-
	$348	$8,248

Annual future minimum capital lease payments are as follows:

	Year ending August 31,
	2007	$177
	2008	177
	2009	138
	2010	69
Total minimum capital lease payments		561
Less amount representing interest		(61)
Present value of minimum capital lease payments		500
Less current installments of obligation under capital leases		(152)
Obligation under capital lease, excluding current installment		$348

COOLBRANDS ANNUAL REPORT 2006

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts expressed in thousands of U.S. dollars)

Note 12. Long-term debt (cont’d)

Term loan, secured

In December 2000, the Company, through a subsidiary, borrowed $30,000, to finance the acquisition of Eskimo Pie Corporation (the “EPC Term Loan”). The EPC Term Loan was originally payable in monthly installments of $250, with the remaining principal balance originally due November 1, 2005 and extended as described above for all components of debt. Interest was payable monthly on the unpaid principal balance with interest rates fluctuating with changes in the prime lending or libor rate and the ratio of funded debt to EBITDA. The interest rates, plus applicable margins were the lower of prime plus 0.5% or Libor plus 2.0% (5.49% at August 31, 2005). As of August 31, 2005, the EPC Term Loan balance was $10,500. The EPC Term Loan was repaid in full in April 2006 as part of the overall refinancing described below.

All borrowings under the EPC Term Loan agreement were guaranteed by the Company. The agreement contained restrictions relat-ing to the payment of dividends, rental obligations, liens, indebtedness, dispositions of property, change in the nature of its business, change in ownership and requires that the net proceeds from the sale (other than in the ordinary course of business) of any assets of Eskimo Pie Corporation must be utilized to reduce the then outstanding principal balance of the EPC Term Loan. In addition, the Company was required to maintain certain financial ratios and limit capital expenditures to $5,000 during any fiscal year.

The Company was in default of its financial covenants at May 31, 2005 and August 31, 2005 under the EPC Term Loan, and on September 2, 2005, the Company entered into the Amendment to its existing credit facilities described above.

The September 2, 2005 Amendment eliminated all of the financial covenants from the loan agreements through the remainder of the term and granted a security interest to the lender in the personal property assets (other than certain excluded assets relating to the operations of Americana Foods), reduced its outstanding indebtedness to the bank to $40,500, including short term borrowings of $30,000. The Company agreed to an increase of the interest rate from Libor plus 2.0% on all remaining outstanding balances to Libor plus 4.5%. In addition, the Amendment reduced the Company’s $5,000 revolving credit facility to $925 and required the Company to maintain $20,000 of cash balances, of which $10,000 was restricted to use as approved by the lender. The increases in interest rates as a result of this Amendment increased the fair value of the related short term borrowings and long-term debt by approximately $331 at August 31, 2005.

Term loan, secured - Americana

On November 19, 2002, Americana Foods entered into a credit agreement with a financial institution that included a term loan of $10,000 (the “Americana Term Loan”). The Americana Term Loan was secured by Americana Foods’ property, plant and equipment. Principal payments were payable in fixed monthly installments of $81 based upon a fifteen-year amortization that was originally sched-uled to mature on November 19, 2007. The Americana Term Loan bore interest at prime plus 0.5% (7.0% at August 31, 2005 and 5.0% at August 31, 2004). As of August 31, 2005, the Americana Term Loan balance was $8,610.

On March 19, 2005, Americana Foods executed an amendment to the credit agreement pursuant to which, a fixed charge coverage ratio of 1.25:1 and a debt-to-tangible net worth ratio of 2:1 was required to be maintained. The minimum tangible net worth require-ment was increased to $20,500 effective March 19, 2005. The partnership was in compliance with its loan covenants at August 31, 2005. The Americana Term Loan was repaid in full in April 2006 as part of the refinancing, described below.

Revolving loan, secured - Americana

Americana Foods’ credit agreement included a revolving loan up to $9,000 (the “Americana Revolver”), subject to a borrowing base calculation and secured by Americana Foods’ accounts receivable and inventory, which accrued interest at prime plus 0.5% (7.0% at August 31, 2005) was originally due on November 30, 2005. At August 31, 2005, $7,145 was outstanding under this loan.

On November 30, 2005, Americana Foods executed an amendment to the credit agreement which extends the maturity date of the revolving note to January 10, 2006, and further extended the maturity date to April 3, 2006 and then May 3, 2006. The Americana Revolver was repaid in full in April 2006 as part of the refinancing, described below.

COOLBRANDS ANNUAL REPORT 2006

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts expressed in thousands of U.S. dollars)

Note 12. Long-term debt (cont’d)

2006 Credit facilities
On April 21, 2006, the Company entered into the following new credit facilities:

1.	a $48,000 senior secured revolving credit facility (the “Corporate Credit Facility”); and

2.
a $25,500 senior secured credit facility consisting of an $8,000 senior secured revolving credit facility and an aggregate of $17,500 in term loans (the “Americana 2006 Term Loans”), in which Americana Foods is the borrower (the “Americana Loan Facility”).

The proceeds from these facilities were used to repay all of the then existing debt.

Each of the facilities was for an initial term of three years and originally provided for interest at the prime rate until November 30, 2006 (8.25% as of August 31, 2006). The standby fee on the unused portion of the facilities is 0.375%.

As of August 31, 2006, the Company has $10,077 outstanding under its Corporate Credit Facility and Americana Foods had $23,501 outstanding against the Americana Loan Facility. The total outstanding balance under the two facilities at August 31, 2006, was $33,578 and is included in its current maturities of long-term debt on the balance sheet.

The Company was in default under certain of its financial covenants under each of its credit facilities as of August 31, 2006 and has reflected all of its bank debt as current liabilities under caption - current maturities of long-term debt. In November 2006, the out-standing amounts under the Americana Loan Facility totaling $21,408 was purchased by Michael Serruya through a holding compa-ny and the corporate credit facility was reduced and was scheduled to mature on May 17, 2007. (See Note 20, “Subsequent events,” for a discussion of the refinancing of the indebtedness outstanding as of August 31, 2006 and subsequent payoff of the Corporate Credit Facility.)

Interest paid from continuing operations during Fiscal 2006 was $1,971, compared to $1,459 in Fiscal 2005. The interest paid includes $1,599 and $1,079, respectively, with respect to Americana Foods. The interest paid from continuing operations excludes $2,347 and $891 paid with respect to CBD which is included in discontinued operations in Fiscal 2006 and Fiscal 2005, respectively.

Note 13. Americana foods

In 2002, the Company entered into a joint venture agreement to acquire 50.1% interest in Americana Foods, a manufacturer and processor of frozen desserts. Americana Foods generated losses in each year of its operations. In April 2006, the Company refi-nanced the debt of Americana Foods, under the Americana Credit Facility, as previously discussed, but Americana Foods was in default under the facility as of May 2006 and August 2006. In October 2006, certain subsidiaries of the Company, as creditors of Americana Foods, filed an involuntary petition of bankruptcy against Americana Foods under Chapter 7 of the Federal Bankruptcy Code and Americana Foods ceased operations. (See Note 12, “Long-term debt,” and Note 20, “Subsequent events.”)

Note 14. Shareholders’ equity and stock options

Capital Stock

The Company’s articles of continuance authorize an unlimited number of both Class A Subordinate and Class B Multiple voting no par value shares.

Paid-In-balance
Class A Subordinate voting shares	$85,891
Class B Multiple voting shares	$11,913

Class A subordinate voting shares have a preferential right to receive cash dividends when, as and if declared by the Board of Directors. Class B multiple voting shares can be converted at any time into an equivalent number of Class A subordinate voting shares. The Class A subordinate voting shares are entitled to one vote per share and the Class B multiple voting shares are entitled to ten votes per share.

COOLBRANDS ANNUAL REPORT 2006

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts expressed in thousands of U.S. dollars)

Note 14. Shareholders’ equity and stock options (cont’d)

Changes in Capital stock for the two years ended August 31, 2006 were as follows:

	(In thousands of shares)
	Class A Subordinate voting shares outstanding	Class B Multiple voting shares outstanding
Balance at August 31, 2004	49,863	6,030
Issuance of shares for stock options exercised	54
Multiple voting shares converted to subordinate voting shares	1	(1)
Balance at August 31, 2005	49,918	6,029
Multiple voting shares converted to subordinate voting shares	3	(3)
Issuance of shares for stock options exercised	128
Balance at August 31, 2006	50,049	6,026

Stock options

Under the Company’s stock option plans, non-qualified options to purchase subordinate voting shares are granted to directors, officers, consultants and key employees at exercise prices equal to the fair market value of the stock at the date of grant.

The following table summarizes stock option activity for all stock option plans:

	Shares	Weighted average exercise price (Cdn	)	Weighted avg. contractual life (in years	)
Outstanding at August 31, 2004	3,776	$18.47		4.2
Granted	1,024	$4.03
Exercised	(54)	$1.27
Forfeited or cancelled	(829)	$18.69
Outstanding at August 31, 2005	3,917	$14.89		4.9
Granted	320	$2.84
Exercised	(128)	$1.27
Forfeited or cancelled	(1,647)	$18.59
Outstanding at August 31, 2006	2,462	$11.55		5.4
Options exercisable at August 31, 2006	1,941

The following table summarizes stock options outstanding, exercisable and exercise price range at August 31, 2006:

		Options outstanding			Options exercisable
Range of exercise prices (Cdn $)	Outstanding as of 08/31/06	Weighted average remaining contractual life	Weighted average exercise price (Cdn $	)	Exercisable as of 08/31/06	Weighted average exercise price (Cdn $	)
$2.66 - $ 2.85	320	9.38	$2.84		60	$2.85
$4.03 - $ 5.00	912	8.13	$4.11		651	$4.15
$15.45 - $ 15.93	600	2.12	$15.85		600	$15.85
$22.65 - $ 22.65	630	2.53	$22.65		630	$22.65
	2,462	5.40	$11.55		1,941

Shares of subordinate voting shares reserved for future grant at August 31, 2006 aggregated 4,028.

The Company accounts for stock-based compensation using the fair value method of accounting. Stock-based compensation expense was recognized in the amount of $443 (Fiscal 2005 - $1,918) in the Consolidated Statements of Operations. During Fiscal 2006, the Company granted an aggregate 320 stock options (of which 60 were vested immediately and of which 260 vest ratably over three years from the date of the grant) with a weighted average fair value of Cdn $2.22 (as calculated under the Black-Sholes pricing model) totaling $712 Cdn ($620 USD based upon the average currency translation rate for Fiscal 2006), which will be expensed over the respective vesting periods. Under the Black-Sholes option pricing model, the weighted-average fair value of the stock options granted during Fiscal 2005 was Cdn $3.07 per option.

COOLBRANDS ANNUAL REPORT 2006

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts expressed in thousands of U.S. dollars)

Note 14. Shareholders’ equity and stock options (cont’d)

The value of each option granted is estimated on the date of the grant using the Black-Scholes options pricing model with the flowing “weighted-average assumptions”:

For the year ended August 31,	2006	2005
Expected dividend yield	Nil	Nil
Risk-free interest rate (percentage)	4.48	3.92
Expected volatility	67.65	66.73
Expected life (in years)	10	10

Note 15. Income taxes

The effective income tax rate on (loss) earnings is affected from year to year by the geographic mix of the consolidated (loss) earn-ings before income taxes. The following table reconciles income tax (recovery) expense computed by applying the combined Canadian Federal/Provincial statutory rate with the actual income tax provision:

	2006	2005
Combined basic Canadian Federal and Provincial income tax rate	(36.12)%	(36.12)%
Impact of operating in foreign countries with different effective rates	-	(1.00)
Permanent differences:
Non-deductible goodwill impairment	-	24.39
Valuation allowance	28.7	5.89
Other	(1.2)	(3.34)
	(8.62)%	(10.18)%

In Fiscal 2005, the Company established an allowance for non-capital loss carry-forwards as the utilization of such loss carry-for-wards was considered unlikely.

Significant components of the Company’s deferred tax assets and liabilities as of August 31, 2006 are as follows:

Deferred tax assets
Stock options	$2,321
Federal net operating loss carry forwards	5,100
Intangible assets	4,201
Accrued liabilities	1,639
Inventory	2,188
State net operating loss carry forwards	995
Bad debts	467
Inventory reserve	124
Property, plant and equipment	92
17,127
Valuation allowance	(17,127)
Total deferred tax assets	$0

Deferred tax liabilities
Intangible assets	$2,000
2,000
Total deferred tax liabilities	$2,000

Income taxes paid (recovered) during the year ended August 31, 2006 was approximately $(12,165) (Fiscal 2005 - $4,731).

COOLBRANDS ANNUAL REPORT 2006

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts expressed in thousands of U.S. dollars)

Note 16. Retirement Plans

A subsidiary of the Company, Eskimo Pie Corporation, had maintained two defined benefit pension plans covering substantially all salaried and certain executive employees. Upon the acquisition of Eskimo Pie Corporation by the Company in October 2000, all future participation and all benefits under the plans were frozen. These plans provide retirement benefits based primarily on employee com-pensation and years of service up to the acquisition of Eskimo Pie Corporation by the Company. The above mentioned plans are referred to as the “Pension benefits.”

In addition, Eskimo Pie Corporation entered into an agreement with Reynolds Metals Company to indemnify the cost of retiree health care and life insurance benefits for salaried employees of Eskimo Pie Corporation who had retired prior to April 1992. Under this agreement, Eskimo Pie Corporation may elect to prepay its remaining obligation. Eskimo Pie Corporation did not provide postretire-ment health and life insurance benefits for employees who retired subsequent to April 1992. This indemnity agreement is referred to as the “Other benefits”.

The following table reconciles the changes in benefit obligations and plan assets in 2006 and 2005, and reconciles the funded status to accrued benefit cost at August 31, 2006 and August 31, 2005:

	Pension benefits	Other benefits
Benefit obligation
Beginning balance at August 31, 2004	$2,239	$1,603
Interest cost	139	200
Actuarial loss	277
Benefit payments	(85)
Balance at August 31, 2005	2,570	1,803
Interest cost	142	200
Actuarial gain	(201)
Benefit payments	(88)
Ending balance at August 31, 2006	$2,423	$2,003

Plan assets - basic value
Beginning balance at August 31, 2004	$2,086
Actual return on plan assets	338
Contributions	20
Benefit payments	(85)
Balance at August 31, 2005	2,359
Actual return on plan assets	182
Contributions	20
Benefit payments	(88)
Ending balance at August 31, 2006	$2,473

COOLBRANDS ANNUAL REPORT 2006

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts expressed in thousands of U.S. dollars)

Note 16. Retirement Plans (cont’d)

The unfunded status for the post retirement health and life insurance benefits is as follows:

Other benefits
Benefit obligations in excess of plan assets	$2,003
Accrued benefit cost	$2,003

The accrued benefit cost of $2,003 is included in other liabilities at August 31, 2006. The following table provides the components of the net periodic benefit cost:

	Pension benefits	Other benefits
Interest cost	$142	$200
Expected return on plan assets	(182)
Recognized net actuarial loss	13
Net period benefit cost (income)	$(27)	$200

The assumptions used in the measurement of the Eskimo Pie Corporation’s benefit obligations are as follows:

	Pension benefits	Other benefits
Benefit obligation discount rate	5.25%	7.75%
Expected return on plan assets, during the year	8.00%

The weighted average annual assumed rate of increase in the per capita cost of covered benefits for the Other benefits plan (i.e., health care cost trend rate) is 5% for 2006 and is assumed to remain at that level thereafter. A one percentage point increase or decrease in the assumed health care cost trend rate would change the accumulated postretirement benefit obligation by approximate-ly $177 and the net periodic postretirement benefit cost by approximately $18.

The Company’s allocation of Pension benefit assets at August 31, 2006 and 2005, target allocations for Fiscal 2007, and expected long-term rate of return by asset category are as follows:

				Weighted-average
				expected long-term
	Target allocation	Percentage of plan assets		rate of return
Fiscal Year	2007	2006	2005	2007
Asset category
Large capitalization equities	35.0	38.9	35.8	2.8
Mid capitalization equities	15.0	10.3	13.0	1.8
Small capitalization equities	9.0	6.3	7.1	1.8
International equities	25.0	28.8	27.3	0.6
Fixed income bonds	12.0	12.1	12.0	2.0
Cash and cash equivalents	4.0	3.6	4.8	-
	100%	100%	100%	9%

The Company’s investment strategy is to obtain the highest possible return commensurate with the level of assumed risk. Investments are well diversified within each of the major asset categories.

The expected long-term rate of return is figured by using the target allocation and expected returns for each asset class as in the table above. The actual historical returns are also relevant. Annualized returns for periods ended August 31, 2006 were as follows: 11.4% for one year and 13.7% for three years.

The Company expects that there will be no minimum regulatory funding requirements that will need to be made during the Fiscal 2007.

COOLBRANDS ANNUAL REPORT 2006

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts expressed in thousands of U.S. dollars)

Note 16. Retirement Plans (cont’d)

Expected benefit payments are as follows over future years:

Fiscal year	Pension benefits	Other benefits
2007	$76	$200
2008	78	200
2009	77	200
2010	79	200
2011	80	200
2012 - 2016	447	1,000

Note 17. Commitments

The majority of distribution warehouse and office facility leases are under non-cancelable leases. Substantially all of the leases are net leases, which require the payment of property taxes, insurance and maintenance costs in addition to minimum rental payments.

At August 31, 2006 the future minimum lease payments under operating leases with rental terms of more than one year, net of sub-lease rents, amounted to:

Fiscal year ending:
2007	$933
2008	220
2009	122
2010	94
2011	93
Later years	214
Total minimum obligations	$1,676

Total rental expense in Fiscal 2006 relating to all operating leases (including those with terms less than one year) was $6,354, of which $5,854 was included in discontinued operations. Total rental expense for Fiscal 2005 was $7,698, of which $6,191 was includ-ed in discontinued operations.

Excluded from the above table is the lease of certain equipment built for the Company’s yogurt segment (which is included in discon-tinued operations) and placed into service in September 2006. The lease is for 10 years and provides for rent of $69 per month. Additionally the table includes the leases of certain depots and trucks of EPFD only to the extent of the sale of EPFD’s assets in November 2006 (when these leases were assumed by the purchaser).

Note 18. Contingencies

Legal matters

The Company is a party to legal proceedings and disputes with franchisees, former franchisees and others, which arise in the ordi-nary course of business. In the opinion of the Company, it is unlikely that the liabilities, if any, arising from the legal proceedings and disputes will have a material adverse effect on the consolidated financial position of the Company or its operations. (See Note 20, “Subsequent events - litigation”, for a further discussion of the Company’s litigation.)

Note 19. Segment information

In Fiscal 2004 and Fiscal 2005, the Company’s reportable segments were the frozen dessert segment, yogurt, foodservice, dairy com-ponents, and franchising and licensing, including company owned stores. On December 31, 2005, the Company sold the assets, net of certain liabilities of its franchising and licensing segment. Additionally, during Fiscal 2006, the Company began to actively market EPFD, a component of the frozen dessert segment, its Value America division, substantially all of the dairy components segment, and CBD, the yogurt segment, for sale. Accordingly, the assets and liabilities of each of these entities have been classified to assets and liabilities of discontinued operations on each of the consolidated balance sheets as of August 2006 and 2005 and the components of their operating results have been included in net loss from discontinued operations on each of the consolidated statements of oper-ations. Therefore, the franchising and licensing segment, the yogurt segment and the dairy components segment have been reclas-sified to discontinued operations for each of the years presented.

COOLBRANDS ANNUAL REPORT 2006

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts expressed in thousands of U.S. dollars)

Note 19. Segment information (cont’d)

Revenues in the frozen segment are or have been generated from manufacturing and selling a variety of prepackaged frozen dessert products to distributors, including Eskimo Pie Frozen Distribution (“EPFD”), and various retail establishments including supermarkets, grocery stores, club stores, gourmet shops, delicatessens and convenience stores.

Revenues in the foodservice segment were generated from manufacturing and selling soft-serve yogurt and premium ice cream mixes to broad-line foodservice distributors, yogurt shops and other foodservice establishments which, in turn, sell soft-serve ice cream and yogurt products to consumers. On January 24, 2007, the Company sold, through its subsidiaries Eskimo Pie Corporation and Integrated Brands Inc., their Eskimo Pie and Chipwich Brands and Real Fruit trademark, along with Eskimo Pie soft serve brands and related foodservice business segment to Dreyer’s, an indirect subsidiary of Nestlé S.A. (See Note 20, “Subsequent events.”)

The Company evaluates the performance of its segments and allocates resources to them based on their operating contribution, which represents segment revenues, less direct costs of operation, excluding the allocation of corporate expenses.

Industry Segments:

Year Ended August 31, 2006

	Frozen dessert	Foodservice	Corporate	Discontinued operations	Consolidated
Revenues	$121,161	$20,990	$103		$142,254
Interest income	620	71			691
Inter-segment revenues	(43,597)				(43,597)
Net revenues	78,184	21,061	103		99,348
Segment (loss) earnings	(47,667)	1,469	(72)		(46,270)
General corporate expenses			(5,201)		(5,201)
Interest expense	(2,000)				(2,000)
Asset impairment	(21,289)				(21,289)
Minority interest	5,185				5,185
(Loss) earnings from continuing operations before income taxes	$(65,771)	$1,469	$(5,273)		(69,575)
Loss from discontinued operations					(6,972)
Gain on sale of discontinued operations					410
Recovery of income taxes					5,955
Net loss					$(70,182)
Assets	$51,509	$18,293	$677	$90,069	$160,548
Capital expenditures	$1,416	$-	$-	$1,877	$3,293
Depreciation and amortization	$4,281	$365	$60	$1,618	$6,324

COOLBRANDS ANNUAL REPORT 2006

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts expressed in thousands of U.S. dollars)

Note 19. Segment information (cont’d)

Industry Segments:

Year Ended August 31, 2005

	Frozen dessert	Foodservice	Corporate	Discontinued operations	Consolidated
Revenues	$152,199	$18,397	$280		$170,876
Interest income	797		132		929
Inter-segment revenues	(21,204)	(661)	(230)		(22,095)
Net revenues	131,792	17,736	182		149,710
Segment (loss) earnings	(32,253)	2,142	182		(29,929)
General corporate expenses			(72)		(72)
Interest expense	(1,687)				(1,687)
Asset impairment	(51,141)				(51,141)
Gain on sale of building	3,515				3,515
Minority interest	2,700				2,700
(Loss) earnings from continuing operations before income taxes	$(78,866)	$2,142	$110		(76,614)
Loss from discontinued operations					(5,054)
Recovery of income taxes					7,598
Net loss					$(74,070)
Assets	$151,135	$20,593	$8,945	$117,172	$297,845
Capital expenditures	$10,800	$-	$536	$1,073	$12,409
Depreciation and amortization	$4,277	$328	$17	$420	$5,042

COOLBRANDS ANNUAL REPORT 2006

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts expressed in thousands of U.S. dollars)

Note 19. Segment information (cont’d)
Geographic Segments:
Year Ended August 31, 2006

	Canada	United States	Consolidated
Revenues	$305	$141,949	$142,254
Interest income	-	691	691
Inter-segment revenues	-	(43,597)	(43,597)
Net revenues	305	99,043	99,348
Segment loss	(72)	(46,198)	(46,270)
General corporate expenses	(5,201)		(5,201)
Interest expense		(2,000)	(2,000)
Asset impairment		(21,289)	(21,289)
Minority interest		5,185	5,185
Loss before income taxes	$(5,273)	$(64,302)	$(69,575)
Loss from discontinued operations			(6,972)
Gain on sale of franchising segment			410
Recovery of income taxes			5,955
Net loss			$(70,182)
Assets	$677	$159,871	$160,548
Capital expenditures	$-	$3,293	$3,293
Depreciation and amortization	$60	$6,264	$6,324

Geographic Segments: Year Ended August 31, 2005

	Canada	United States	Consolidated
Revenues	$817	$195,343	$196,160
Interest income	132	797	929
Inter-segment revenues	(2)	(47,377)	(47,379)
Net revenues	947	148,763	149,710
Segment loss	(287)	(29,642)	(29,929)
General corporate expenses	(72)		(72)
Interest expense		(1,687)	(1,687)
Asset impairment		(51,141)	(51,141)
Gain on sale of building		3,515	3,515
Minority interest		2,700	2,700
Loss before income taxes	$(359)	$(76,255)	(76,614)
Loss from discontinued operations			(5,054)
Recovery of income taxes			7,598
Net loss			$(74,070)
Assets	$8,526	$289,319	$297,845
Capital expenditures	$737	$11,672	$12,409
Depreciation and amortization	$142	$4,900	$5,042

COOLBRANDS ANNUAL REPORT 2006

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts expressed in thousands of U.S. dollars)

Note 20. Subsequent events

Litigation

In September 2006, Americana Foods Corporation (“AFC”), the Company’s 49.9% joint venture partner in Americana Foods, filed a complaint in the Supreme Court of the State of New York against the Company, IBI, CBA Foods, LLC, CB Americana and certain offi-cers and directors of the Company and Americana Foods. The complaint alleges gross mismanagement of the business operations of Americana Foods and seeks to prevent the Company from selling control of the Company to a third party without paying AFC the financial return required by certain provisions of the Americana Limited Partnership Agreement, or sell any part of the foodservice segment without using the sales proceeds to repay the debt of Americana Foods. The Company has informed AFC that it does not believe that there are any amounts due AFC. The Company intends to vigorously defend against this complaint.

Discontinued Operations

During Fiscal 2006, the Company’s Board of Directors approved the decision to sell its Value America division, substantially of all its dairy components segment, Eskimo Pie Frozen Distribution, part of its frozen dessert segment, and CBD, its yogurt segment and the Company began actively marketing these businesses for sale.

On September 1, 2006, Eskimo Pie Corporation, a wholly owned subsidiary of the Company, entered into an asset purchase agree-ment with Denali New Berlin, LLC and Denali Ingredients, LLC to sell its Value America flavor and ingredients division, which com-prised substantially all of the dairy components segment. The sale of assets was consummated September 14, 2006 for a price of $8,250, which exceeded the carrying value of the assets sold, of which $7,500 was paid in cash and $ 750 was placed in escrow sub-ject to collection of certain accounts receivable. The Company classified the assets and liabilities of Value America as assets and lia-bilities of discontinued operations held for sale on the balance sheet as of August 31, 2006 and included the components of its oper-ating results in net loss from discontinued operations on the statement of operations and the components of cash flows as net cash flows from discontinued operations for Fiscal 2006. Additionally, the Company classified the assets and liabilities of Value America as assets and liabilities of discontinued operations held for sale on the consolidated balance sheet as of August 31, 2005 and clas-sified the components of operating results of Value America into net loss from discontinued operations and classified its cash flows as cash flows from discontinued operations for Fiscal 2005.

On November 14, 2006, the Company announced that its wholly owned subsidiary, Eskimo Frozen Distribution Inc (“EPFD”) had entered into a definitive agreement to sell substantially all of its direct store door (“DSD”) frozen distribution assets in Florida, California, Oregon and Washington for a net sales price of $5,000, which equaled the carrying value of the related assets acquired net of the liabilities assumed, to an unaffiliated third party. The transaction closed on November 17, 2006. The Company classified the assets and liabilities of EPFD as assets and liabilities of discontinued operations held for sale on the balance sheet as of August 31, 2006 and included the components of operating results of EPFD as net loss from discontinued operations on the consolidated statement of operations and its cash flows as cash flows from discontinued operations for Fiscal 2006. Additionally, the Company classified the assets and liabilities of EPFD as assets and liabilities of discontinued operations held for sale on the consolidated bal-ance sheet as of August 31, 2005 and classified the components of operating results to net loss from discontinued operations on the consolidated statement of operations and classified the cash flows as cash flows from discontinued operations for Fiscal 2005.

On January 2, 2007, the Company entered into a definitive agreement to sell CBD, which includes the yogurt business acquired from Kraft Inc. in 2005, to an unaffiliated third party. The Company recorded a loss on impairment of $5,428 to adjust the carrying value of CBD’s net assets to approximate fair value based upon the definitive agreement. The Company classified CBD’s assets and lia-bilities as assets and liabilities of discontinued operations held for sale on the consolidated balance sheet as of August 31, 2006 and included the components of operating results in net loss from discontinued operations on the consolidated statement of operations and its cash flows as cash flows from discontinued operations for Fiscal 2006. Additionally, as of and for the year ended August 31, 2005, the Company has classified the assets and liabilities of CBD as assets and liabilities of discontinued operations held for sale on the consolidated balance sheet and included the components of operating results of CBD in net loss from discontinued operations on the consolidated statement of operations and the cash flows of CBD as cash flows from discontinued operations.

Sale of foodservice

On January 24, 2007 the Company sold, through its subsidiaries Eskimo Pie Corporation and Integrated Brands Inc., their Eskimo Pie and Chipwich Brands and Real Fruit trademark, along with Eskimo Pie soft serve brands and related foodservice business seg-ment to Dreyer’s, an indirect subsidiary of Nestlé S.A., for a purchase price of approximately $18,925. The purchase price includes approximately $4,000 in inventory and accounts receivables. Dreyer’s will also assume related liabilities in the amount of approxi-mately $1,000. The Company utilized a portion of the proceeds to payoff the Corporate Credit Facility.

COOLBRANDS ANNUAL REPORT 2006

Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts expressed in thousands of U.S. dollars)

Note 20. Subsequent events (cont’d)

Restructuring of Debt

In October 2006, Americana Foods was advised by its lenders that because of continuing defaults, they would no longer lend to Americana Foods and demanded full and immediate repayment of all of amounts outstanding under the American Credit Facility, which aggregated approximately $21,830 and which was guaranteed by the Company. The Company, through certain of its sub-sidiaries, as creditors of Americana Foods, filed an involuntary petition of bankruptcy against Americana Foods under Chapter 7 of the Federal Bankruptcy Code in the United States Bankruptcy Court, Northern District of Texas. As a result, Americana Foods ceased operations and an independent trustee was appointed to oversee the liquidation of the assets and liabilities of Americana Foods. In November, 2006, a company controlled by Michael Serruya, currently the President, Chairman and CEO of the Company, through a holding company, purchased all of Americana Foods’ bank indebtedness, which aggregated $21,408, from the lender. The holding company received a first lien security interest in the assets of Americana Foods. The Company remains the guarantor of the Americana debt. The independent trustee has sold or liquidated substantially all of the assets of Americana Foods and is complet-ing his accounting. To the extent that the proceeds from the liquidation are not sufficient to pay Mr. Serruya’s company, the Company may be required to make a payment under its guarantee.

Additionally, the Company continued to be in default under its Corporate Credit Facility. In connection with the purchase of the indebt-edness outstanding under the Americana Credit Facility by a company controlled by Michael Serruya, the Company and the lender (a “Senior Lender”) amended the Corporate Credit Facility (the “Amendment”) and agreed to reduce the maximum amount of the Corporate Credit Facility to $8,000, subject to a borrowing base. Mr. Serruya, through the holding company (also a “Senior Lender”), issued an irrevocable letter of credit with a face value of $5,000 in favor of the lender. The Senior Lenders and the Company also entered into a forbearance agreement which changed the maturity date of the Corporate Credit Facility from April 21, 2009 to May 17, 2007. The Amendment also required the Company to utilize proceeds from the sales of assets to reduce the indebtedness based upon a specified schedule. Mr. Serruya received, through the holding company, warrants to purchase 5,500 subordinate voting shares of the Company in connection with the acquisition of the senior indebtedness. The exercise price of each warrant is $0.50 Cdn and the term of the warrants is five years from the date of the grant. The warrants issued by the Company in connection with this trans-action were valued at $6,800 using the Black-Scholes pricing model and the following assumptions: 2.5 years expected life, no divi-dends, 67% volatility and 4.6% risk free rate, and will be expensed by the Company in the first quarter of Fiscal 2007. The Company completed the sale of the foodservice segment on January 24, 2007 and utilized a portion of the proceeds to pay off the Corporate Credit Facility.

Note 21. GAAP reconciliation

The financial statements presented herein have been prepared in conformity with generally accepted accounting principles of the United States of America (“US GAAP”). There are no principles followed in the preparation of these financial statements that differ materially from generally accepted accounting principles accepted in Canada (“Canadian GAAP”). Accordingly, a reconciliation of the amounts reported under US GAAP to the amounts that would be reported under Canadian GAAP is not required.

COOLBRANDS ANNUAL REPORT 2006

BOARD OF DIRECTORS AND OFFICERS

DIRECTORS	OFFICERS

Michael Serruya President, Chief Executive Officer, Chairman & Director	Gary P. Stevens Chief Financial Officer

Aaron Serruya Director	Timothy Timm Vice President, Manufacturing and Quality Assurance

Romeo DeGasperis Director	Paul Samuel Vice President, Sam-Pak Flexible Packaging

Ronald W. Binns Director	John R. LeSauvage Vice President, Operations

Garry Macdonald Director	Daniel C. Heschke Chief Information Officer

CORPORATE INFORMATION AND MANUFACTURING PLANTS

CORPORATE INFORMATION	MANUFACTURING PLANTS

Canadian Head Office	CoolBrands Foodservice
210 Shields Court	301 North El Paso
Markham, Ontario L3R 8V2	Russellville, AK 72811 U.S.A.
Canada	Telephone: 501-968-1005
Telephone: 905-479-8762
www.coolbrandsinc.com	Sam-Pak Flexible Packaging
118 JFK Drive North
American Legal Representation	Bloomfield, NJ 07003 U.S.A.
Blank Rome LLP	Telephone: 973-743-7100
The Chrysler Building
405 Lexington Avenue	Fruit-a-Freeze
New York, New York	CoolBrands Manufacturing
10174-0208 U.S.A.	12919 Leyva St.
Norwalk, CA 90650 U.S.A.
Auditor	Telephone: 562-407-2881
BDO Seidman, LLP
330 Madison Avenue
New York, New York
10017 U.S.A.

Listing of Subordinate Voting Shares
The Toronto Stock Exchange
Trading Symbol “COB.A”

Canadian Legal Representation
Stikeman Elliott LLP
Commerce Court West, 53rd Floor
Toronto, Ontario M5L 1B9
Canada

Transfer Agent Equity Transfer Services Inc	Annual Meeting
200 University Avenue, Suite 400	The Annual Meeting of Shareholders
Toronto, Ontario M5H 4H1	will be held on Thursday, March 29th, 2007 at 3:00 p.m.
Canada	Holiday Inn (Beaufort West Room)
7095 Woodbine Avenue
Markham, ON L3R 1A3